Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC  20549


RE:  Midland National Life Separate Account A

Commissioners:

Enclosed for filing under the Securities Act of 1933 and the Investment Company Act of 1940 (the "1940 Act") please find a copy of a registration statement on Form S-6, registering a new class of variable insurance policies under the 1933 act. In addition, an amended registration state-ment under the 1940 Act of Form N-8B-2 for Midland National Life
Separate
Account A has been filed via EDGAR. Finally, a check, in the amount of $500 in payment of the filing fees required to be paid pursuant to Rule 24f-2 under the 1940 Act has been remitted.

The Midland National Life Separate Account A ("Separate Account") has previously registered as a unit investment trust under the Investment Company Act of 1940 (File Number 811-5271) in connection with other variable life insurance products.

Midland National Life Insurance Company and the Separate Account are relying on Rule 6e-3(T) under the Investment Company Act of 1940, and no additional exemptive relief is required. Therefore, this filing is complete as is.

If you have any questions about this filing, please contact me at 605-335-5700.

Sincerely,



Paul M. Phalen, CLU, FLMI
Compliance Officer
Midland National Life Insurance Company
One Midland Plaza
Sioux Falls, SD  57193

As filed with the Securities and Exchange Commission on October   ,
1996

                                             Registration No. 333-

                                                              811-5271
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                              FORM S-6
                              --------

              FOR REGISTRATION UNDER THE SECURITIES ACT
              OF 1933 OF SECURITIES OF UNIT INVESTMENT
                  TRUSTS REGISTERED ON FORM N-8B-2

              MIDLAND NATIONAL LIFE SEPARATE ACCOUNT A
              ________________________________________
                         (Exact Name of Trust)

               MIDLAND NATIONAL LIFE INSURANCE COMPANY
                          (Name of Depositor)
                           One Midland Plaza
                         Sioux Falls, SD 57193
               (Address of Principal Executive Office)
                       _________________________
    Jack L. Briggs, Vice President, Secretary and General Counsel
               Midland National Life Insurance Company
                          One Midland Plaza
                        Sioux Falls, SD 57193

          (Name and Address of Agent for Service of Process)

                               Copy to:

                         Frederick R. Bellamy
                     Sutherland, Asbill & Brennan
                    1275 Pennsylvania Avenue, N.W.
                     Washington, D.C. 20004-2404

            Approximate date of proposed public offering:
As soon as practicable after effectiveness of the Registration Statement.

An indefinite amount of securities is being registered pursuant to Rule 24f-2 under the Investment Company Act of 1940. A filing fee of $500 is paid herewith.

------------------------------------------------------------------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

CROSS REFERENCE TO ITEMS REQUIRED
                                BY FORM N-8B-2

    Item No. of
    Form N-8B-2                        Caption in Prospective

         1.              Cover Page
         2.              Cover Page
         3.              Not Applicable
         4.              Midland's Sales And Other Agreements
         5.              Midland National Life Insurance Company; Our
Separate
                           Account And Its Investment Divisions
         6.              Our Separate Account And Its Investment Divisions
         7.              Not Applicable
         8.              Not Applicable
         9.              Legal Proceedings
        10.              Summary; Our Separate Account And Its Investment
                           Divisions; Your Right To Examine The Policy;
                           Withdrawing Money From Your Contract Fund;
                           Surrendering Your Policy for Its Net Cash Surrender Value; Death Benefits; The Fund; Transfers Of Contract Fund Value Among Investment Divisions;
Your
                           Policy May Lapse; You May Reinstate Your Policy; Right To Change How We Operate Our Separate Account; Flexible Premium Payments; Maturity Benefits; Your Contract Fund Value; Borrowing From Your Payment Options; Additional Benefits May Be Available
        11.              Summary; The Funds; Investment Policies Of The
Funds'
                           Portfolios
        12.              Summary; The Funds
        13.              Summary; Deductions And Charges
        14.              Summary; Policy Periods, Anniversaries
        15.              Summary; Flexible Premium Payments
        16.              Our Separate Account Investment Choices
        17.              Summary; Withdrawing Money From Your Contract
Fund;
                           Surrendering Your Policy For Its Net Cash
                           Surrender Value; Your Right To Examine The Policy
        18.              The Funds; Flexible Premium Payments
        19.              Our Reports To Contractowners; Separate Account
Voting
                           Rights
        20.              Not Applicable
        21.              Borrowing From Your Contract Fund; How To
Request A
                           Loan; Policy Loan Interest; When Interest Is Due; Repaying The Loan; The Effects Of A Policy Loan On Your Contract Fund
        22.              Not Applicable
        23.              Additional Information
        24.              Limits On Our Right To Challenge The Policy
        25.              Midland National Life Insurance Company
        26.              Not Applicable
        27.              Midland National Life Insurance Company
        28.              Management Of Midland
        29.              Our Parent

        30.              Not Applicable
        31.              Not Applicable
        32.              Not Applicable
        33.              Not Applicable
        34.              Not Applicable
        35.              Midland's Sales And Other Agreements
        36.              Not Applicable
        37.              Not Applicable
        38.              Midland's Sales And Other Agreements
        39.              Midland's Sales And Other Agreements
        40.              Not Applicable
        41.              Midland's Sales And Other Agreements
        42.              Not Applicable
        43.              Not Applicable
        44.              Flexible Premium Payments
        45.              Not Applicable
        46.              Withdrawing Money From Your Contract Fund;
                           Surrendering Your Policy For Its Net Cash Surrender Value
        47.              The Funds
        48.              Not Applicable
        49.              Not Applicable
        50.              We Own The Assets Of Our Separate Account
        51.              Cover Page; Summary; Death Benefits; Deductions
And
                           Charges; Your Beneficiary
        52.              The Funds
        53.              Not Applicable
        54.              Not Applicable
        55.              Not Applicable
        56.              Not Applicable
        57.              Not Applicable
        58.              Not Applicable
        59.              Financial Statements

Flexible Premium Variable Life Insurance Contract
(Variable Universal Life 3)

Issued By:
Midland National Life Insurance Company
One Midland Plaza  Sioux Falls, SD 57193  (605) 335-5700

This prospectus describes Variable Universal Life 3, an individual flexible premium variable life insurance contract issued by Midland National
Life
Insurance Company (Midland). We have designed Variable Universal
Life 3 to
provide insurance coverage with flexibility in death benefits and premiums.
Variable Universal Life 3 can also provide substantial cash build-up. This prospectus generally describes only the variable portion of the Contract, except where the General Account is specifically mentioned.
Variable Universal Life 3 pays a death benefit if the Insured Person dies while the contract is still in effect. You may choose Option 1, a fixed death benefit that equals the Specified Amount, or Option 2, a variable death benefit that equals the Specified Amount plus the value of your Contract Fund. A death benefit equal to a percentage of the Contract Fund on the day the Insured
Person dies will be paid if that benefit would be greater.
You may borrow against Your contract, withdraw part of the Net Cash Surrender Value, or completely surrender Your contract for its Net
Cash
Surrender Value.
After the sales charge, a premium tax charge and any per premium expense charge is deducted, Your net premiums are put in Your Contract Fund.
You
may allocate Your Contract Fund to Our General Account or to one or more of the investment divisions of Our Separate Account A.
We invest each of the investment divisions of Our Separate Account in shares of a corresponding portfolio of the Variable Insurance Products Fund or Variable Insurance Products Fund II (collectively called the "Funds"), mutual funds with a choice of portfolios.
The prospectus for the Funds, which accompanies this prospectus, describes the investment objectives, policies, and risks of the Funds' portfolios associated with the ten divisions of Our Separate Account: the Money Market Portfolio, the High Income Portfolio, the Equity-Income Portfolio, the Growth Portfolio, the Overseas Portfolio, the Asset Manager Portfolio, the Investment
Grade
Bond Portfolio, Contrafund Portfolio, Asset Manager:Growth Portfolio, and the Index 500 Portfolio. An investment in the portfolios, including the Money
Market Portfolio, is neither insured nor guaranteed by the U.S. Government, and there is no assurance that the Money Market Portfolio will be able to maintain a stable net asset value.
You bear the investment risk of this contract for all amounts allocated to Our
Separate Account A. To the extent that Your Contract Fund is in
Separate
Account A, the value of Your Contract Fund will vary with the investment performance of the corresponding portfolios of the Funds; there is no minimum guaranteed cash value for amounts allocated to the investment divisions of Our
Separate Account. Your Contract Fund will also reflect deductions for the cost of insurance and expenses and increases for additional premium payments.
You may incur a Surrender Charge if You surrender Your contract or allow it to lapse.
After the first premium, You may decide how much Your premium payments will be and how often You wish to make them, within limits. You may also increase or decrease the amount of insurance protection, within limits. Depending on the amount of premiums paid, this may or may not be a modified endowment contract. If it is a modified endowment contract, loans and withdrawals may result in more adverse tax consequences than would apply if the contract was not a modified endowment contract.
You have a limited right to examine this contract and return it to Us for a refund.
Replacing your existing insurance or, if You already own a flexible premium variable insurance contract, acquiring additional insurance through the contract described in this prospectus, may not be to your advantage.
THESE SECURITIES HAVE NOT BEEN APPROVED OR
DISAPPROVED
BY THE SECURITIES AND EXCHANGE COMMISSION NOR
HAS THE
COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
OF
THIS PROSPECTUS. ANY REPRESENTATION TO THE
CONTRARY IS
A CRIMINAL OFFENSE.
PLEASE READ THIS PROSPECTUS FOR DETAILS ON THE
CONTRACT
BEING OFFERED TO YOU, AND KEEP IT FOR FUTURE
REFERENCE.
THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY
A
CURRENT PROSPECTUS FOR VARIABLE INSURANCE
PRODUCTS
FUND AND VARIABLE INSURANCE PRODUCTS FUND II.

The date of this prospectus is.


Table of Contents


DEFINITIONS
PART 1: SUMMARY
DEDUCTIONS AND CHARGES
PART 2: DETAILED INFORMATION ABOUT VARIABLE
UNIVERSAL
LIFE 3
THE COMPANY THAT ISSUES VARIABLE UNIVERSAL LIFE 3

Midland National Life Insurance Company
Our Parent
THE FEATURES OF VARIABLE UNIVERSAL LIFE 3
How Variable Universal Life 3 Differs From Whole Life Insurance
Death Benefits
Maturity Benefit
Changes In Variable Universal Life 3
Changing Your Death Benefit Option
When Contract Changes Go Into Effect
Flexible Premium Payments
Premium Provisions During The Death Benefit Guarantee Period Premium Provisions Beyond The Death Benefit Guarantee Period Allocation of Premiums
Additional Benefits May Be Available
SEPARATE ACCOUNT INVESTMENT CHOICES
Our Separate Account And Its Investment Divisions
The Funds
Investment Policies Of The Funds' Portfolios
We Own The Assets Of Our Separate Account
Our Right To Change How We Operate Our Separate Account
DEDUCTIONS AND CHARGES
Charges Against The Separate Account
Charges In The Funds
Deductions From Your Premiums
Deductions From Your Contract Fund
Other Transaction Charges
How Contract Fund Charges Are Allocated
Surrender Charge
YOUR CONTRACT FUND VALUE
Amounts In Our Separate Account
How We Determine The Accumulation Unit Value
CONTRACT FUND TRANSACTIONS
Changing Your Premium And Deduction Allocation Percentages Transfers Of Contract Fund Value
Dollar Cost Averaging.
Borrowing From Your Contract Fund
How To Request A Loan
Contract Loan Interest
When Interest Is Due
Repaying The Loan
The Effects Of A Contract Loan On Your Contract Fund
Your Contract May Lapse
Withdrawing Money From Your Contract Fund
Withdrawal Charges
The Effects Of A Partial Withdrawal
Surrendering Your Contract For Its Net Cash Surrender Value
THE GENERAL ACCOUNT
Amounts In The General Account
Adding Interest To Your Amounts In The General Account
Transfers
ADDITIONAL INFORMATION ABOUT VARIABLE UNIVERSAL
LIFE 3

Your Right To Examine The Contract
Your Contract Can Lapse
You May Reinstate Your Contract
Contract Periods, Anniversaries
Application for Insurance
Maturity Date
TAX EFFECTS
Contract Proceeds
Possible Charge for Midland's Taxes
Other Tax Considerations
PART 3: ADDITIONAL INFORMATION
YOUR VOTING RIGHTS AS AN OWNER
Fund Voting Rights
How We Determine Your Voting Shares
Voting Privileges Of Participants In Other Companies
OUR REPORTS TO CONTRACTOWNERS
LIMITS ON OUR RIGHT TO CHALLENGE THE CONTRACT
YOUR PAYMENT OPTIONS
YOUR BENEFICIARY
ASSIGNING YOUR CONTRACT
WHEN WE PAY PROCEEDS FROM THIS CONTRACT
DIVIDENDS
MIDLAND'S SALES AND OTHER AGREEMENTS
Sales Agreements
REGULATION
DISCOUNT FOR MIDLAND EMPLOYEES
LEGAL MATTERS
LEGAL PROCEEDINGS
FINANCIAL AND ACTUARIAL
ADDITIONAL INFORMATION
Management of Midland
Appendix
Financial Statements


Definitions
Accumulation Unit means the units credited to each investment division in the
Separate Account.
Age means the age of the Insured Person on his/her birthday which immediately precedes the Contract Date.
Attained Age means the age of the Insured Person on his/her birthday preceding a Contract Anniversary date.
Beneficiary means the person or persons to whom the contract's death benefit is paid when the Insured Person dies.
Business Day means any day We are open and the New York Stock
Exchange
is open for trading.
Contract Fund means the total amount of monies in Our Separate
Account A
attributable to Your in force contract. It also includes monies in our General
Account for Your contract.
Cash Surrender Value means the Contract Fund on the date of surrender, less any Surrender Charges.
Contract Date means the date from which Contract Anniversaries and Contract
Years are determined.
Contract Month means a month that starts on a Monthly Anniversary and ends on the following Monthly Anniversary.
Contract Year means a year that starts on the Contract Date or on each anniversary thereafter.
Death Benefit means the amount payable under Your contract when the Insured
Person dies.
Death Benefit Guarantee Period is to Attained Age 70 or 5 years from the
Contract Date if later.
Funds mean the mutual funds available for investment by Separate
Account A
on the Contract Date or as later changed by us. The Funds available as of the date of the prospectus are the Variable Insurance Products Fund and the Variable Insurance Products Fund II.
Home Office means where You write to Us to pay premiums or take other action, such as transfers between investment divisions, changes in Specified
Amount, or other such action regarding Your contract. The address is:
Midland National Life Insurance Company
One Midland Plaza
Sioux Falls, SD 57193
In Force means the Insured Person's life remains insured under the terms of the contract.
Insured Person means the person whose life is insured by the contract. Investment Division means a division of Separate Account A which invests exclusively in the shares of a specified Portfolio of the Fund.
Maturity Date initially set at the date on which the Insured Person reaches
Attained Age 100. However, this date may be extended if doing so will not result in adverse tax consequences.
Monthly Anniversary means the day of each month that has the same numerical date as the Contract Date.
Net Cash Surrender Value means the Cash Surrender Value less any outstanding contract loan.
Net Premium means the premium paid less any deduction for premium taxes, less any deduction for the sales charge and less any per premium expenses.
Record Date means the date the contract is recorded on Our books as an In
Force contract.
Separate Account means Our Separate Account A which receives and invests
Your net premiums under the contract.
Specified Amount means the face amount of the contract which is the minimum death benefit payable under the contract.
Surrender Charges means a charge made only upon surrender of the contract. It includes a charge for sales related expenses and issue related expenses.
PART 1: SUMMARY
In this prospectus "We", "Our", and "Us" mean Midland National Life Insurance Company.
"You" and "Your" mean the owner of the contract. We refer to the person who is covered by the contract as the "Insured Person", because the Insured Person and the Owner may not be the same.
The following summary is qualified in its entirety by the detailed information appearing later in this prospectus. This summary must be read in conjunction with that detailed information. Unless otherwise indicated, the description of the contract in this prospectus assumes that the contract is in force and that there is no outstanding contract loan.
FEATURES OF VARIABLE UNIVERSAL LIFE 3
Insurance Benefit Options
Variable Universal Life 3 offers insurance on the life of the Insured Person. We will pay a death benefit when the Insured dies while the contract is in force.
We pay a maturity benefit in lieu of a death benefit when the Insured Person reaches the Maturity Date. Two death benefit options are available:
The Option 1 death benefit equals the Specified Amount of the insurance contract.
The Option 2 death benefit equals the Specified Amount of the contract, plus the value of the Contract Fund.
Provisions in the Federal tax law may require the benefit to be even greater. A death benefit equal to a percentage multiple of the Contract Fund on the day the Insured Person dies will be paid if that benefit would be greater. See "Death
Benefits" on page 7.
We will deduct any outstanding loans or unpaid charges before paying any benefits. Proceeds may be paid in a lump sum or under a variety of payment plans. The length of time Your contract will remain in force depends on the amount of Your Net Cash Surrender Value and, during the Death
Benefit
Guarantee Period, the amount of premiums You have paid.
The minimum Specified Amount is $50,000. For Insured Persons age 0 to 14 at issue, the minimum Specified Amount is $25,000.
Your Contract Fund
Your Contract Fund is established after We receive Your first premium payment. After We deduct the sales charge, a premium tax charge and any per premium expenses from Your premiums, We put the balance into Your
Contract Fund.
Your Contract Fund reflects the amount and frequency of premium payments, deductions for the cost of insurance and expense charges, the investment experience of amounts allocated to Our Separate Account, interest earned on amounts allocated to the General Account, loans, and partial withdrawals. You bear the investment risk under Variable Universal Life 3 as the value of Your
Contract Fund will vary according to the investment experience of the divisions of Our Separate Account You have selected. There is no minimum guaranteed Contract Fund value with respect to any amounts allocated to the
Separate Account. See "YOUR CONTRACT FUND VALUE" on page
16.
Contract Changes
You may change the death benefit option You have chosen. You may also increase or decrease the Specified Amount of Your contract, within limits.
Flexible Premium Payments
You may pay premiums whenever You want, in whatever amount You want, within certain limits. We require an initial minimum premium based on the age and sex of the Insured Person and the Specified Amount of the contract. You will also choose a planned periodic premium. You need not pay premiums of any set amount or according to the planned schedule or any other set schedule, but You may have to make additional premium payments to keep
Your contract in force because payment of the planned premiums does not ensure that Your contract will remain in force. However, You have the option of ensuring that Your contract stays in force during the Death Benefit Guarantee Period by paying premiums equal to the accumulated minimum premium amounts. Beyond the Death Benefit Guarantee Period, additional premiums may be required to keep the contract in force. See "Flexible Premium Payments" on page 9.

Additional Benefits May Be Available
You may choose to include additional benefits in the contract by rider. These benefits may include an accidental death benefit, life insurance for additional insured persons, life insurance for children, family life insurance coverage, a monthly disability benefit, a disability waiver benefit to waive the cost of monthly deductions, and an accelerated death benefit in the event of a terminal illness. Any cost of additional benefits will be deducted monthly from Your
Contract Fund. See "Additional Benefits May Be Available" on page
10.
INVESTMENT CHOICES OF VARIABLE UNIVERSAL
LIFE 3
You may allocate amounts in Your Contract Fund to either our General Account, which pays interest at a declared rate, or any one or more of the investment divisions of Our Separate Account. Each of these investment divisions invests in shares of a corresponding portfolio of the Variable Insurance Products Fund or the Variable Insurance Products Fund II, "series" type mutual funds. The portfolios have different investment objectives. Fidelity
Management & Research Company receives fees from each portfolio for providing investment management services. These fees are taken monthly in proportion to the average daily net assets of each portfolio throughout the month.
For a full description of the Funds, see the Funds' prospectus, which accompanies this prospectus. See "The Funds" on page 11. The current investment divisions which invest in Portfolios of the Variable
Insurance
Products Fund are:
Money Market Portfolio
High Income Portfolio
Equity-Income Portfolio
Growth Portfolio
Overseas Portfolio
The current investment divisions which invest in Portfolios of the Variable
Insurance Products Fund II are:
Asset Manager Portfolio
Investment Grade Bond Portfolio
Contrafund Portfolio
Asset Manager: Growth Portfolio
Index 500 Portfolio
Each portfolio charges a different investment advisory fee. The fee for the
Money Market Portfolio is the sum of a group fee rate based on the average net assets of all mutual funds advised by Fidelity, an individual fund fee rate of
 .03%, and an income component of 6% of the Portfolio's gross income in excess of a 5% annual yield. The fee for the High Income Portfolio and Investment Grade Bond Portfolio is the sum of a group component based on assets under management for all the Fidelity funds, .16% as of December,
1995, and individual components of .45% and .30%, respectively. The
Equity-
Income, Growth, Overseas, Contrafund, Asset Manager: Growth and
Asset
Manager Portfolios' fees are made up of a group component, .32% as of December, 1995 and individual components of .20%, .30%, .45%,
 .30%, .40%
and .40% respectively. The fee for the Index 500 Portfolio will be
 .28%. These
charges are reflected in the net asset value of each Portfolio.
See "Investment Policies Of The Funds' Portfolios" on page 12,
"Charges In
The Funds" on page 13, and "THE GENERAL ACCOUNT" on page
20.
DEDUCTIONS AND CHARGES
Deductions From Your Premiums
We deduct a sales charge of 4% from each premium payment. This charge is to partially reimburse Us for the cost incurred in selling and distributing this contract. A charge for any applicable premium taxes is deducted from each premium payment. The current premium tax We take is 2.5%. We may increase this charge at any time if Our premium tax expenses increase.
We
reserve the right to vary this charge by state.
A charge of $.46 is also deducted from each premium payment if you have elected to pay premiums by Civil Service Allotment. We do not expect to profit from this charge. See "Deductions From Your Premiums" on page 14.
Deductions From Your Contract Fund
Certain amounts are deducted from Your Contract Fund each month.
These
are:
an expense charge of $7.50 each month (currently We plan to make this deduction for the first 15 years only). This charge is intended to reimburse Us for costs incurred in maintaining Your contract, and We do not expect to profit from this charge.
a cost of insurance charge, which is based on the Insured Person's attained age and sex, risk class, and the amount of insurance You are buying, and a charge for additional benefits, if any.
We guarantee that the insurance deductions from Your Contract Fund will never be more than the maximum amounts shown in Your contract.
In addition, We make charges when You:
make a partial withdrawal of Net Cash Surrender Value more than once in a contract year.
make more than twelve transfers a year between investment divisions.
On a
current basis an unlimited number of transfers are allowed without a charge.
See "Deductions From Your Contract Fund" on page 14.


Deductions From The Separate Account
We make a charge at an effective annual rate of 0.90% of the value of the
assets of Our Separate Account for certain mortality and expense risks
We
assume. On a current basis, We intend to reduce this charge to 0.50%
after the
tenth Contract Year. See "Charges Against The Separate Account" on
page 13.
Surrender Charges
The Surrender Charge is made up of two pieces: The Deferred Sales
Charge
and the Deferred Issue Charge. The Deferred Sales Charge is to
partially
reimburse Us for the cost We incur in selling and distributing this contract. The
Deferred Issue Charge is to reimburse Us for underwriting and other costs We
have when We issue the contract. We do not expect to profit from these charges.
During the first 15 years, We will subtract a Surrender Charge from
Your
Contract Fund if You give up Your contract for its Net Cash Surrender
Value,
or let Your contract lapse at the end of a grace period.
The Deferred Sales Charge is based on the premiums You have paid:
26% of any premium payment in the first two contract years up to one guideline annual premium.
5% of all other premium payments.
This sum cannot exceed 5%  times the guideline annual premium times the
lesser of 20 or the Insured Person's life expectancy. The sum is multiplied by a
percentage - 100% for the first ten years, decreasing to 0% after the fifteenth
year. The amount of the Deferred Sales Charge You pay depends on the amount of premiums You pay, when You pay Your premiums and
when You
surrender or lapse Your contract. You will not incur any Deferred Sales Charge, regardless of the amount and timing of premiums if You keep this
contract in force for fifteen years.
The Deferred Issue Charge is a fixed schedule per thousand dollars of Specified Amount starting at $3.00 per thousand for the first ten years, decreasing to zero after the fifteenth year. This discussion of the Deferred Sales
Charge and the Deferred Issue Charge assumes no changes in Specified Amount. See "Surrender Charge" on page 15.
USING YOUR CONTRACT FUND
Transfers
You may transfer amounts in Your Contract Fund between the General
Account and the investment divisions of the Separate Account, and among the
investment divisions of the Separate Account. Transfers take effect on the date
We receive Your request. We require minimum amounts for each transfer,
usually $200. Currently, We allow unlimited transfers without a charge. However, We reserve the right to assess a $25 charge after the twelfth transfer in a Contract Year. There are other limitations on transfers to and from the
General Account. See "Transfers Of Contract Fund Value" on page 17. Borrowing Against Your Contract
You may borrow a total amount up to 92% of the Cash Surrender
Value, using
Your contract as security for the loan. A minimum loan amount, usually
$200,
will be stated in Your contract. Contract loan interest accrues daily at a rate
adjusted annually. See "Borrowing From Your Contract Fund" on page
18.
Contract loan interest is not deductible on Contracts owned by an individual.
It should be noted, however, that loans taken from, or secured by, a contract
may have Federal tax consequences. See "TAX EFFECTS" on Page 21. Withdrawing Cash From Your Contract Fund
You may make a partial withdrawal from Your Contract Fund. The current
minimum for Your withdrawal is $200. The maximum withdrawal You can
make is 50% of the Net Cash Surrender Value. Your withdrawal is subject to
certain other requirements. A charge (currently $25 or 2 percent of the amount
withdrawn, whichever is less) will be deducted from Your Contract
Fund if
You make more than one withdrawal in a Contract Year. See
"Withdrawing
Money From Your Contract Fund" on page 19. Withdrawals and
Surrenders
may have adverse tax consequences. See "TAX EFFECTS" on page 21. Surrendering Your Contract
Variable Universal Life 3 has a Cash Surrender Value, which is the difference
between the value of Your Contract Fund and any Surrender Charge which
applies during the first 15 Contract Years. If You surrender the contract for
cash, We will pay You the Net Cash Surrender Value, which is the
Cash
Surrender Value less any outstanding loan and loan interest due. See "Surrendering Your Contract For Its Net Cash Surrender Value" on
page 19.
ADDITIONAL INFORMATION ABOUT VARIABLE UNIVERSAL
LIFE 3
Your Right To Examine This Contract
You have a right to examine the contract and, if You wish, return it to
Us.
Your request must be postmarked by the latest of:
10 days after You receive Your contract.
10 days after We mail You a notice of this right, or
45 days after You signed the application for the contract.
When You return your contract, We will return the sum of all charges deducted
from premiums paid, from the Separate Account, and from the Contract
Fund,
plus the Contract Fund. Charges deducted in the Funds are not returned.
See "Your Right To Examine The Contract" on page 20.
Tax Effects of Variable Universal Life 3
With respect to a contract that is issued on the basis of a standard rate class,
Midland believes such a contract should meet the definition of a life insurance
contract for Federal income tax purposes. As for a contract that is issued on a
substandard basis, it is not clear whether or not such a contract would qualify
as a life insurance contract for Federal tax purposes, particularly if the owner of such a contract pays the full amount of premiums permitted under the contract.
If it is subsequently determined that a contract does not satisfy section
7702 of
the Internal Revenue code (which defines life insurance for tax purposes),
Midland will take appropriate and reasonable steps to attempt to cause such a
contract to comply with section 7702.
Assuming that a contract qualifies as a life insurance contract for
Federal
income tax purposes, the death benefit paid to the beneficiary of this contract is
not subject to federal income tax. In addition, under current federal tax law,
You do not have to pay income tax on any earnings in Your Contract
Fund as
long as they remain in Your Contract Fund. A contract may be treated as a
"modified endowment contract" depending upon the amount of
premiums paid
in relation to the death benefit. If the contract is a modified endowment contract, then all pre-death distributions, including contract loans, will be treated first as a distribution of taxable income and then as a return of investment in the contract. In addition, prior to age 59 1/2 any such distributions generally will be subject to a 10% penalty tax.
If the contract is not a modified endowment contract, distributions generally
will be treated first as a return of investment in the contract and then as disbursing taxable income. Moreover, loans will not be treated as distributions.
Finally, neither distributions nor loans from a contract that is not a modified
endowment contract are subject to the 10% penalty tax. See "TAX
EFFECTS"
on page 21.
Your Contract Can Lapse
During the Death Benefit Guarantee Period, this contract will remain in force
unless the Net Cash Surrender Value is insufficient to pay monthly charges and
You fail to meet certain minimum premium requirements which apply.
Beyond
the Death Benefit Guarantee Period, this contract will remain in force as long
as the Net Cash Surrender Value is sufficient to pay monthly charges.
See
"Your Contract May Lapse" on page 19.
Illustrations
Sample projections of hypothetical Death Benefits and Cash Surrender
Values
are included starting at page 28 of this prospectus. These are only hypothetical
figures and are not indications of either past or anticipated future investment
performance. However, these projections of hypothetical values may be helpful
in understanding the long-term effects of different levels of investment performance and the charges and deductions, and also in comparing this contract to other life insurance contracts. These projections also show the value
of premiums accumulated with interest and indicate that if the contract is
surrendered in the early contract years, the Net Cash Surrender Value may be
low compared to premiums accumulated at interest. This reflects the cost of
insurance protection and other charges, and demonstrates that this contract
should not be purchased as a short-term investment.
Performance
Performance information for the investment divisions may appear in reports
and advertising to current and prospective Owners. The performance information is based on historical investment experience of the investment
division and the Funds and does not indicate or represent future performance.
Total return quotations reflect changes in Fund share price, the automatic
reinvestment by the Separate Account of all distributions and the deduction of
the Mortality and Expense Risk charge. The quotations will not reflect deductions from premiums (the sales charge, premium tax charge, and any per
premium expense charge), the monthly deduction from the Contract
Fund (the
expense charge, the cost of insurance charge, and any charges for additional
benefits), the Surrender Charge, or other transaction charges. Therefore, these
returns do not show how actual investment performance will affect
Contract
benefits.
A cumulative total return reflects performance over a stated period of time. An
average annual total return reflects the hypothetical annually compounded
return that would have produced the same cumulative total return if the performance had been constant over the entire period. Because average annual total returns tend to smooth out variations in an investment division's returns,
You should recognize that they are not the same as actual year-by-year results.
Midland may also advertise performance figures for the investment divisions
based on the performance of a Portfolio prior to the time the Separate
Account
commenced operations.
Midland may also provide individual hypothetical illustrations of
Contract
Fund Value, Cash Surrender Value, and Death Benefit based on historical
investment returns of the Funds. The illustrations will reflect the deductions of
expenses in the Funds and the deduction of Contract charges, including the
Mortality and Expense Risk Charge, the deductions from premiums, the monthly deduction from the Contract Fund and the Surrender Charge.
The
illustrations do not indicate what contract benefits will be in the future.
PART 2: DETAILED INFORMATION
ABOUT VARIABLE UNIVERSAL LIFE 3
THE COMPANY THAT ISSUES VARIABLE UNIVERSAL LIFE 3
Midland National Life Insurance Company
We are Midland National Life Insurance Company, a stock life insurance
company. Midland was organized in 1906 in South Dakota as a mutual life
insurance company at that time named "The Dakota Mutual Life
Insurance
Company". We were reincorporated as a stock life insurance company in 1909.
Our name "Midland" was adopted in 1925. We are licensed to do business in
49 states, the District of Columbia, and Puerto Rico.
Our Parent
Midland is a subsidiary of Sammons Enterprises, Inc., Dallas, Texas.
Sammons
has controlling or substantial stock interests in a large number of other companies engaged in the areas of insurance, corporate services, and industrial distribution.
THE FEATURES OF VARIABLE UNIVERSAL LIFE 3
This prospectus describes Our regular Variable Universal Life 3 contract.
There may be differences because of requirements of the state where
Your
contract is issued, which will be included in Your contract.
How Variable Universal Life 3 Differs From Whole Life Insurance
Variable Universal Life 3 is designed to provide insurance coverage with
flexibility in death benefits and premium payments. It is different from traditional whole life insurance in that You are not required to pay scheduled premiums and may, within limits, choose the amount and frequency of premium payments. Variable Universal Life 3 also provides for two different
types of insurance benefit options. You may switch back and forth between
these options. Another feature of Variable Universal Life 3 which is not available under traditional whole life insurance is Your ability to increase or decrease the Specified Amount without purchasing a new contract.
However,
evidence of insurability may be required. The built-in flexibilities of
Variable
Universal Life 3 enable You to respond to changes in lifestyle and take advantage of favorable financial conditions.
Death Benefits
We pay a benefit (net of indebtedness) to the beneficiary of this contract when
the Insured Person dies. As the Owner, You may choose from two death
benefit options: Option 1 and Option 2.
Option 1 provides a benefit that equals the Specified Amount of the contract.
Except as described below, the Option 1 benefit is fixed. Owners who prefer to
have insurance coverage that does not vary in amount and lower cost of insurance charges should choose Option 1.
Option 2 provides a benefit that equals the Specified Amount of the contract
plus the amount in Your Contract Fund on the day the Insured Person dies.
Under Option 2, the value of the benefit is variable and fluctuates with the
amount in Your Contract Fund. Owners who prefer to have investment experience reflected in the amount of their insurance coverage should choose
Option 2.
Under both options, a provision of the federal tax law may require a greater
benefit than the option selected. This benefit is a corridor percentage multiple
of the amount in Your Contract Fund. The corridor percentage declines as the
Insured Person gets older. The benefit will be the amount in Your
Contract
Fund on the day the Insured Person dies times the percentage for the attained
age (last birthday) at the beginning of the Contract Year of the Insured
Person's
death. The percentages are in the following table:
Table of Death Benefits
Based on Contract Fund Value
		The Death		The Death
		Benefit Will		Benefit Will
		Be At Least		Be At Least
	If The	Equal To	If The	Equal To
	Insured	This Percent	Insured	This Percent
	Person's	of The	Person's	of The
	Age Is	Contract Fund	Age Is	Contract Fund
	0-40	250%	60	130%
	41	243	61	128
	42	236	62	126
	43	229	63	124
	44	222	64	122
	45	215	65	120
	46	209	66	119
	47	203	67	118
	48	197	68	117
	49	191	69	116
	50	185	70	115
	51	178	71	113
	52	171	72	111
	53	164	73	109
	54	157	74	107
	55	150	75-90	105
	56	146	91	104
	57	142	92	103
	58	138	93	102
	59	134	94	101
			95-99	100
These percentages are based on provisions of federal tax law which require a minimum death benefit in relation to cash value for Your contract to qualify as life insurance.
For example, assume the insured person is 55 years old and the Specified
Amount is $100,000. Under Option 1, the death benefit will generally be
$100,000. However, when the Contract Fund is greater than $66,666.67, the corridor percentage applies. In this case, age 55, the factor We multiply with the Contract Fund is 150 percent. If the Contract Fund was $70,000 the death benefit at that time would be $105,000.
Under Option 2, the death benefit is the Specified Amount, $100,000 in the example, plus the Contract Fund. If the contract on this 55-year-old insured person had a Contract Fund greater than $200,000, the corridor percentage applies.
Under either option, the length of time Your contract remains in force depends on the Net Cash Surrender Value of Your contract and, during the Death
Benefit Guarantee Period, Your ability to meet the minimum premium requirements. Because the charges that maintain Your contract are deducted from Your Contract Fund, Your coverage will last as long as Your Net
Cash
Surrender Value (the amount in Your Contract Fund minus the
Surrender
Charge and any outstanding loan and loan interest) can cover these deductions.
However, during the Death Benefit Guarantee Period, as long as You pay premiums more than the sum of monthly minimum premiums to that Contract
Date, the contract will remain in force.
The investment experience of any amounts in the investment divisions of Our
Separate Account and the interest earned on any amounts in the General Account will affect the amount in Your Contract Fund. As a result, the returns from these investment options will affect the length of time Your contract remains in force.
The minimum Specified Amount at issue is $50,000. For issue ages 0 to 14, the minimum is $25,000. The maximum issue age is 80.
Maturity Benefit
If the Insured Person is still living on the Maturity Date, We will pay
You the
amount in the Contract Fund net of loans. This contract will then end. Changes In Variable Universal Life 3
Variable Universal Life 3 provides You the flexibility to choose from a variety of strategies, described in the sections that follow, which enable You to increase or decrease Your insurance protection.
A reduction in Specified Amount lessens emphasis on the contract's insurance coverage by reducing both the death benefit and the amount at risk (the difference between Contract Fund and death benefit). The reduced amount at risk results in lower cost of insurance deductions from the Contract
Fund. A
partial withdrawal reduces the Contract Fund and death benefit, while providing You with a cash payment, but does not reduce the amount at risk.
Choosing not to make premium payments may have the effect of reducing the
Contract Fund. Reducing the Contract Fund will, under Option 1, increase the amount at risk (and therefore increase the cost of insurance deductions) while leaving the death benefit unchanged; under Option 2, it will decrease the death benefit while leaving the amount at risk unchanged.
Increases in the Specified Amount emphasize insurance coverage by increasing both the death benefit and the amount at risk. Additional premium payments may increase the Contract Fund, which has the effect, under Option 1, of reducing the amount at risk while leaving the death benefit unchanged, or under Option 2, of increasing the death benefit while leaving the amount at risk unchanged.
Changing The Specified Amount of Insurance
Any time after Your contract is issued, You may change its Specified
Amount.
You may do this by sending a written request to Our Home Office. You are limited to two changes in Specified Amount each Contract Year. Any change will be subject to Our approval and the following conditions:
If You increase the Specified Amount, You must provide satisfactory evidence that the Insured Person is still insurable. Our current procedure, if the Insured
Person has become a more expensive risk, is to charge higher cost of insurance charges for the additional amounts of insurance.
Any increase must be at least $25,000. Monthly deductions from Your Contract Fund for the cost of insurance will increase, beginning on the date the increase in the Specified Amount takes effect. An increase in Specified Amount will also result in an increase in Surrender Charges.
The rights to examine and exchange this contract which apply at issue do not apply to increases in Specified Amount.
If You reduce the Specified Amount You may not reduce it below the minimum We require to issue this contract at the time of the reduction. Monthly deductions from Your Contract Fund for the cost of insurance will decrease.
If You request a decrease in Specified Amount, it may be limited by federal tax law. In such a case, Your new death benefit will be Your Contract Fund multiplied by the corridor percentage the federal tax law specifies for the
Insured's age at the time of the change.
Our current procedure, if You request a Specified Amount decrease when an increased Specified Amount is at substandard (i.e., higher) risk charges and the original Specified Amount was at standard risk charges, is to first decrease the
Specified Amount that is at substandard risk charges.
Changing Your Death Benefit Option
You may change Your death benefit option by sending a written request to our
Home Office. We will require satisfactory evidence of the Insured
Person's
insurability to make this change.
If You change from Option 1 to Option 2, the Specified Amount will be decreased by the amount in Your Contract Fund on the date of the change. We may not allow such a change if it would reduce the Specified Amount below the minimum We require to issue this contract at the time of the reduction.
If You change from Option 2 to Option 1, the Specified Amount of insurance will be increased by the amount in the Contract Fund on the date of the change.
These increases and decreases in Specified Amount are made so that the amount of the death benefit remains the same on the date of the change. When the death benefit remains the same, there is no change in the net amount at risk, which is the amount on which Your cost of insurance charges are based.
When Contract Changes Go Into Effect
Any changes in the Specified Amount or death benefit option of Your contract will go into effect on the Monthly Anniversary following the date We approve
Your request for the change. After Your request is approved, You will receive a written notice of the approval showing each change. You should attach this notice to Your contract. We may also ask You to return Your contract to us at our Home Office so that We can make a change.
In some cases, We may not approve a change You request because it might disqualify Your contract as life insurance under applicable federal tax law. We will send You a written notice of Our decision about making the change.
Contract changes may have adverse tax consequences. See "TAX
EFFECTS"
on page 21.
Flexible Premium Payments
You may choose the amount and frequency of premium payments, as long as they are within the limits described below. You may specify the frequency to be on a quarterly, semi-annual or annual basis. Planned periodic premiums may also be monthly if paid by pre-authorized check or premiums may be paid bi-weekly if paid by Civil Service Allotment.
Even though Your premiums are flexible, the contract information page of
Your contract will show a "planned" periodic premium. The planned premium is determined by You within limits set by Us when You apply for the contract and is not necessarily designed to equal the amount of premiums that will keep
Your contract in effect. Planned premiums are generally the amount
You
decide You want to pay and You can change them at any time. Payment of the planned premiums does not guarantee that Your contract will stay in force, so additional premium payments may be necessary.
You must pay a minimum initial premium on or before the date on which the contract is delivered to You. The insurance will not go into effect until We receive this minimum initial premium. We determine the applicable minimum initial premium based on the age, sex, and premium class of the Insured Person, the initial Specified Amount of the contract and any additional benefits selected. Your first premium payment may be by Your check or money order payable to Midland. Any additional premiums should be payable to Midland and should be sent directly to Our Home Office.
We will send You premium reminder notices based on Your planned premium.
You may make the planned payment, skip the planned payment, or change the frequency or the amount of the payment. Generally, You may pay other premiums at any time. Amounts must be at least $50 or may be $30 through a monthly automatic payment plan.
You may send Us a premium payment that would cause Your contract to cease to qualify as life insurance under federal tax law. If so, We will notify You and return to You the portion of the premium that would cause the disqualification.
Premium Provisions During The Death Benefit Guarantee Period
During the Death Benefit Guarantee Period, Your contract may be kept in force by meeting a minimum premium requirement. A monthly minimum premium is shown on the Contract Information page of Your contract. The minimum premium requirement will be satisfied if the sum of premiums You have paid less any loans or withdrawals you have taken exceeds a total equal to the sum of these monthly minimums had they been paid each month the contract was In
Force.
If You stop paying premiums during the Death Benefit Guarantee
Period, Your
contract will continue in effect until both of two conditions are true:
The Net
Cash Surrender Value can no longer cover the monthly deductions from Your
Contract Fund for the benefits selected; and, the total premiums You have paid are less than the total monthly minimum premiums required to that date.
Premium Provisions Beyond The Death Benefit Guarantee Period
Beyond the Death Benefit Guarantee Period, Your contract will lapse if the Net
Cash Surrender Value can no longer cover the monthly deductions from Your
Contract Fund for the benefits selected. You should note that Your planned premiums may not be sufficient to maintain Your contract because of investment experience, contract changes, or other factors. Therefore, premiums in addition to the planned premiums may be necessary to keep Your contract in force.
Allocation of Premiums
Each net premium, except any premium received before the Record
Date, will
be allocated to Our Separate Account or General Account on the day
We
receive Your premium.
After the sales charge, the premium tax charge and any expense charges are deducted from each of Your premiums, the balance, called Your net premium, is put into Your Contract Fund. Net premiums may be allocated to Our General
Account or to one or more of the investment divisions of Our Separate Account according to the directions You provided on Your contract application. These instructions will apply to any subsequent premiums
You pay
until You write to Our Home Office with new instructions. Allocation percentages may be any whole number from 10 to 100, but the sum must equal
100. You may choose not to allocate any premium to any particular investment division. See "THE GENERAL ACCOUNT" on page 20.
Any premium received before the Record Date will be held in the General
Account from the day We receive it until the day after the Record Date and will earn interest during this period. When this period has expired, the premium received prior to the Record Date and any interest earned during the period will be allocated to the investment divisions of Our Separate Account and the
General Account according to the instructions You have given Us.
Additional Benefits May Be Available
Your contract may include additional benefits. A charge will be deducted from
Your Contract Fund monthly for certain additional benefits You choose. You may cancel these benefits at any time. More details will be included in Your contract if You choose any of these benefits. The following additional benefits are currently available:
Disability Waiver Benefit. With this benefit, We waive monthly charges from the Contract Fund if the Insured Person becomes totally disabled on or after the
Insured Person's fifteenth birthday and the disability continues for six months.
If the disability starts before the Contract Anniversary following the Insured
Person's 65th birthday, We will waive monthly deductions for life as long as the disability continues.
Monthly Disability Benefit. With this benefit, We will pay into your Contract
Fund an amount on Your Contract Information page. The benefit is payable when the Insured Person becomes totally disabled on or after the Insured
Person's fifteenth birthday and the disability continues for six months. Disability must start before the Contract Anniversary following the Insured
Person's 65th birthday. The benefit will continue until the Insured
Person is age
65. If the amount of benefit paid into the Contract Fund exceeds the amount allowed by Federal Guidelines, the monthly benefit will be paid to the Insured
Person.
Accidental Death Benefit. We will pay an additional benefit if the Insured
Person dies from bodily injury that results from an accident, provided the
Insured Person dies before the Contract Anniversary nearest his or her 70th birthday.
Children's Insurance Rider. This benefit provides term life insurance on the lives of the Insured Person's children, including natural children, stepchildren, and legally adopted children, between the ages of 15 days and 21 years. They are covered only until the Insured Person reaches age 65 or the child reaches age 25.
Family Insurance Rider. This benefit provides term life insurance on the
Insured Person's children as does the Children's Term Insurance. It also provides decreasing term life insurance on the Insured's spouse.
Additional Insured Rider. You may provide term insurance for another person, such as the Insured Person's spouse, under Your contract. A separate charge will be deducted for each additional insured.
Guaranteed Insurability Rider. This benefit provides for the issuance of additional amounts of insurance without further evidence of insurability.
Cost of Living Rider. This benefit provides for limited annual increases in the amount of insurance.
Living Needs Rider. This benefit provides an accelerated death benefit in the event the Insured Person is expected to die within 12 months.
You choose the amount of the Death Benefit to accelerate at the time of the claim. The Maximum Advanced Sum is 50% of the Eligible Death
Benefit
(which is the death benefit of the contract plus the sum of any additional death benefits on the life of the Insured Person provided by any Eligible
Riders)
currently subject to a maximum of $250,000 and a minimum of $5,000.
There is no charge for this benefit prior to the time of a payment. The amount of the Advanced Sum paid is reduced by expected future interest and may be reduced by a charge for administrative expenses.
On the day We pay the accelerated benefit, We will reduce the following in proportion to the reduction in the Eligible Death Benefit:
a. the death benefit of the Contract and of each Eligible Rider
b. the Specified Amount
c. any contract values
d. any outstanding loan
When We reduce the Contract Fund, We will allocate the reduction based on the proportion that Your unloaned amounts in the General Account and Your amounts in the Investment Divisions of Our Separate Account bear to the total unloaned value of Your Contract Fund.
The tax treatment of adding or receiving benefits under this rider are not clear.
Whether or not You incur a tax liability when benefits are advanced depends on how the IRS interprets applicable portions of the Tax Code. You should consult a competent tax advisor for further information.
SEPARATE ACCOUNT INVESTMENT CHOICES
Our Separate Account And Its Investment Divisions
The Separate Account is Our Separate Account A, established under the Insurance Laws of the State of South Dakota, and is a unit investment trust registered with the Securities and Exchange Commission (SEC) under the
Investment Company Act of 1940. Our Separate Account A meets the definition of a 'separate account' under the Federal securities laws but this registration does not involve any supervision by the SEC of the management or investment contracts of the Separate Account. A unit investment trust is a type of investment company. The Separate Account has a number of investment divisions, each of which invests in shares of a corresponding portfolio of the
Variable Insurance Products Fund or the Variable Insurance Products
Fund II.
You may allocate part or all of Your net premiums to one or more of the ten investment divisions of Our Separate Account. Our Separate Account divisions invest in the Money Market Portfolio, the High Income Portfolio, the Equity-
Income Portfolio, the Growth Portfolio, the Asset Manager Portfolio, the
Overseas Portfolio, the Investment Grade Bond Portfolio, the
Contrafund
Portfolio, the Asset Manager: Growth Portfolio and the Index 500
Portfolio.
The Funds
The Variable Insurance Products Fund and the Variable Insurance
Products
Fund II are open-end diversified management investment companies, more commonly called mutual funds. As "series" types of mutual funds, they issue several different "series" of portfolios. The Funds' shares are bought and sold by Our Separate Account at net asset value. More detailed information about the Variable Insurance Products Fund and the Variable Insurance
Products
Fund II, their investment objectives, policies, risks, expenses and all other aspects of their operations, appears in their prospectus, which accompanies this prospectus, and in the Funds' Statement of Additional Information.
The Funds sell their shares to separate accounts of various insurance companies to support both variable life insurance contracts and variable annuity contracts. We currently do not foresee any disadvantages to Our owners arising out of this. If We believe that the Funds do not sufficiently respond to protect Our owner's interests, We will see to it that appropriate action is taken to protect Our owners. The Funds will also monitor this possibility. See the section entitled "FMR and Its Affiliates"" in the prospectus for the Variable Insurance Products Fund and the Variable Insurance Products
Fund II. Also, if We ever believe that any of the Funds' portfolios are so large as to materially impair its investment performance of a portfolio or the Fund,
We will examine other investment options.
Investment Policies Of The Funds' Portfolios
Each portfolio has a different investment objective which it tries to achieve by following separate investment policies. The objectives and policies of each portfolio will affect its return and its risks. Remember that the investment experience of the investment divisions of Our Separate Account depends on the performance of the corresponding Funds' portfolios. The objectives of the
Funds' portfolios are as follows:
Portfolio
Objective

Money Market
Seeks to obtain as high a level of current income as is consistent with preserving capital and providing liquidity by investing in high quality money market instruments. (An investment in the Money Market or any other Portfolio is neither insured nor guaranteed by the U.S. Government, and there is no assurance that the Money Market Portfolio will be able to maintain a constant net asset value.)

High Income
Seeks to obtain a high level of current income by investing primarily in high-yielding, lower-rated, fixed-income securities, while also considering growth of capital. For a description of the special risks involved in investing in these securities, see the prospectus for the Funds.

Equity-Income
Seeks to obtain reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Manager will consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard &
Poor's Composite Index of 500 Stocks.

Growth
Seeks to achieve capital appreciation, normally through the purchase of common stocks, although the Portfolio's investments are not restricted to any one type of security. Capital appreciation also may be found in other types of securities, including bonds and preferred stocks.

Overseas
Seeks long-term growth of capital, primarily through investments in foreign securities.

Asset Manager
Seeks high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term fixed-income instru-ments.

Investment Grade Bond
Seeks as high a level of current income as is consistent with the preservation of capital by investing in a broad range of investment grade fixed income securities.

Contrafund
Seeks to achieve capital appreciation over the long term by investing in securities of companies that are undervalued or out-of-favor.

Asset Manager:
Growth
Seeks to maximize total return over the long term through investments in stocks, bonds, and short-term instruments. This portfolio has a heavier emphasis on stocks than the Asset Manager Portfolio.

Index 500
Seeks to provide investment results that correspond to the total return of common stocks publicly traded in the United States by duplicating the composition and total return of the Standard & Poor's Composite Index of 500
Stocks. This is designed as a long-term investment option.

We Own The Assets Of Our Separate Account
Under South Dakota law, We own the assets of Our Separate Account and use
them to support Your contract and other variable life contracts. Under certain
unlikely circumstances, one investment division of the Separate
Account may
be liable for claims relating to the operations of another division. We may also
permit charges owed to Us to stay in the Separate Account. Thus, We may also
participate proportionately in the Separate Account. These accumulated amounts belong to Us and We may transfer them from the Separate
Account to
Our General Account.
Our Right To Change How We Operate Our Separate Account
In addition to changing or adding investment companies, We have the right to
modify how We or Our Separate Account operate. We intend to comply with
applicable law in making any changes and, if necessary, We will seek contractowner approval. We have the right to:
add investment divisions to, or remove investment divisions from, Our Separate Account, combine two or more divisions within Our Separate
Account, or withdraw assets relating to Variable Universal Life 3 from one
investment division and put them into another;
eliminate the shares of the portfolio and substitute shares of another portfolio
of the Funds or another open-end, registered investment company, if the shares
of the portfolio are no longer available for investment or, if in Our judgment,
further investment in the portfolio should become inappropriate in view of the
purposes of Separate Account A;
register or end the registration of Our Separate Account under the
Investment
Company Act of 1940;
operate Our Separate Account under the direction of a committee or discharge
such a committee at any time (the committee may be composed entirely of
persons who are "interested persons" of Midland under the Investment
Company Act of 1940);
disregard instructions from contractowners that would otherwise require that  a
Fund's shares be voted so as to cause a change in the investment objectives of
the Portfolio of a Fund or approval or disapproval of an investment advisory
policy for the Portfolio of a Fund. We would do so only if required by state
insurance regulatory authorities pursuant to insurance law or regulation;
or
operate Our Separate Account or one or more of the investment divisions in
any other form the law allows, including a form that allows Us to make direct
investments. We may make any legal investments We wish. In
choosing these
investments, We will rely on Our own or outside counsel for advice. In addition, We may disapprove any change in investment advisers or in investment contract unless a law or regulation provides differently.
If any changes are made that result in a material change in the underlying
investments of any investment division, You will be notified. We may, for
example, cause the investment division to invest in a mutual fund other than or
in addition to the Variable Insurance Products Fund or the Variable
Insurance
Products Fund II.
If You then wish to transfer the amount You have in that investment division to
another division of Our Separate Account, or to Our General Account,
You
may do so, without charge, by writing to Our Home Office. At the same time,
You may also change how Your net premiums and deductions are allocated.
DEDUCTIONS AND CHARGES
Charges Against The Separate Account
The amount in Your Contract Fund which is allocated to the investment divisions of Our Separate Account will be reduced by any fees and charges
allocated to the investment divisions of Our Separate Account.
Mortality and Expense Risks. We make a charge for assuming mortality
and
expense risks. We guarantee that monthly administrative and insurance deductions from Your Contract Fund will never be greater than the maximum
amounts shown in Your contract. The mortality risk We assume is that
Insured
Persons will live for shorter periods than We estimated. When this happens,
We have to pay a greater amount of death benefits than We expected to in
relation to the cost of insurance charges We received. The expense risk
We
assume is that the cost of issuing and administering contracts will be greater
than We expected. We make a charge for mortality and expense risks at an
effective annual rate of 0.90% of the value of the assets in the Separate Account attributable to Variable Universal Life 3. Currently We intend to
reduce this charge to 0.50% after the tenth Contract Year. This charge is
reflected in the Accumulation Unit values for the investment divisions of the
Separate Account. See "Your Contract Fund Value -How We
Determine The
Accumulation Unit Value" on page 17. If the money We collect from this
charge is not needed, it will be to Our gain, and We expect a profit from this
charge. To the extent sales expenses are not covered by the sales charge and the
Deferred Sales Charge, Our General Account funds, which may include amounts derived from this mortality and expense risk charge, will be used to
cover sales expenses.
Tax Reserve. We reserve the right to make a charge in the future for taxes or
reserves set aside for taxes, which if made will reduce the investment experience of the investment divisions of Our Separate Account.
Currently no
such charge is made.
Charges In The Funds
The  Funds make a charge for managing investments and providing services.
These charges vary by portfolio.
Money Market Portfolio's management fee is calculated as follows: (a)
the sum
of a group fee rate and an individual fund fee rate of .03%, and (b) the addition
of an income component of 6% of the Portfolio's gross income in excess of a
5% annual yield. The result is multiplied by the Portfolio's average net assets.
The group fee rate cannot rise above .37%, and it drops as total assets under
management increase. The income component cannot rise above .24%.
The High Income Portfolio and Investment Grade Bond Portfolio's
annual fee
is the sum of the following two components:
1. A group fee based on the monthly average net assets of all the mutual funds
advised by Fidelity Management & Research Company. On an annual basis
this rate cannot rise above .37%, and it drops as total assets in all these funds
rise. For example, the effective group fee rate for December, 1995 was
 .15%.
2. An individual fund fee rate of .45% for the High Income Portfolio and .30%
for the Investment Grade Bond Portfolio.
The Equity-Income, Growth, Overseas, Contrafund, Asset Manager:
Growth
and Asset Manager Portfolios' fee is the sum of two components:
1. A group fee rate based on the monthly average net assets of all the mutual
funds advised by the Manager. This rate cannot rise above .52%, and it drops
as total assets in all these funds rise. The effective group fee rate for December,
1995 was .31%.
2. An individual Portfolio fee rate of .20% for the Equity-Income
Portfolio,
 .30% for the Growth Portfolio, .45% for the Overseas Portfolio, .30%
for the
Contrafund Portfolio, .40% for the Asset Manager: Growth Portfolio
and .40%
for the Asset Manager Portfolio.
The Index 500 Portfolio fee is based on the monthly average net assets of the
Index 500 Portfolio. On an annual basis this rate will be .28%.
Each portfolio's total operating expenses will include fees for management,
shareholder services and other expenses, such as custodial, legal, accounting
and other miscellaneous fees.
Deductions From Your Premiums
We deduct a sales charge of 4% from each premium payment. This charge is to
partially reimburse Us for the cost incurred in selling and distributing this
contract, including commissions, the cost of preparing sales literature
and
printing of prospectuses. A Deferred Sales Charge will also be incurred if You
give up Your contract for its Net Cash Surrender Value or let Your contract
lapse. See Surrender Charge on page 15.
A 2.5% charge for premium taxes is also deducted from all of Your premiums
and $.46 is deducted from each premium payment if You have chosen the Civil
Service Allotment Mode. The rest of each premium (the net premium)
is
placed in Your Contract Fund.
The $.46 deducted from each premium payment under the Civil Service Allotment Mode is intended to cover the extra expenses We incur in processing bi-weekly premium payments. We do not expect to profit from this charge.
Applicable Taxes. All states and certain jurisdictions (cities, counties, municipalities) tax premium payments and some levy other charges.
Currently,
as indicated above, We deduct a charge of 2.5% of each premium for these.
These tax rates currently range from 0.75% to 4%. Because of certain retaliatory provisions in the premium tax regulations, We expect to pay at least
2.5% of each premium in premium tax.
This is a tax to Midland so You cannot deduct it on Your income tax return.
Since the charge is a percentage of Your premium, the amount of the charge
will also vary with the amount of the premium.
We may increase this charge at any time if Our premium tax expenses increase
and We reserve the right to vary this charge by state. If We make such a change, We will notify You.
Deductions From Your Contract Fund
At the beginning of each Contract Month (including the Contract Date), the
following three Contract Fund charges are deducted from Your
Contract Fund.
1. Expense Charge. This charge is $7.50 per month (currently We plan to make
this deduction for the first 15 years only, but we reserve the right to deduct it
throughout the life of the contract). This charge is designed to cover the continuing costs of maintaining Your contract, such as premium billing
and
collections, claim processing, contract transactions, recordkeeping, communications with owners and other expense and overhead items.
This
charge is designed to reimburse Us for expenses and We do not expect to gain
from it.
2. Charges for Additional Benefits. The cost for any additional benefits
You
choose will be deducted monthly. We may change these charges, but
Your
contract contains tables showing the guaranteed maximum rates for all of these
insurance costs.
3. Cost of Insurance Charge. The cost of insurance is Our current monthly cost
of insurance rate times the amount at risk at the beginning of the
Contract
Month. Amount at risk is the difference between the current death benefit and
the amount in Your Contract Fund. If the current death benefit for the month is
increased due to the requirements of federal tax law, Your amount at risk for
the month will also increase. For this purpose the amount in Your
Contract
Fund is determined before deduction of the cost of insurance charge but after
all of the other deductions due on that date. The amount of the cost of insurance charge will vary from month to month with changes in the amount at
risk and with increasing attained age of the Insured Person.
The cost of insurance rate is based on the sex, attained age, and rating class of
the Insured Person at the time of the charge. We currently place the
Insured
Person that is a standard risk in the following rate classes: preferred non-
smoker, non-smoker, and smoker. The Insured Person may also be placed in a
rate class involving a higher mortality risk, known as a substandard class. We
may change the cost of insurance rates from time to time, but they will never
be more than the guaranteed maximum rates set forth in Your contract.
The
maximum charges are equal to the charges specified in the
Commissioner's
1980 Standard Ordinary Mortality Table. The table below shows the current
and guaranteed maximum monthly cost of insurance rates per $1,000 of amount at risk for a male preferred nonsmoker standard risk at various ages. In
Montana, there will be no distinctions based on sex. Employers and employee
organizations should consider, in consultation with counsel, the impact of Title
VII of the Civil Rights Act of 1964 on the purchase of Variable
Universal Life
3 in connection with an employment-related insurance or benefit plan.
The
United States Supreme Court held, in a 1983 decision, that under Title
VII,
optional annuity benefits under a deferred compensation plan could not vary on
the basis of sex.
Illustrative Table of Monthly Cost of Insurance Rates (Rounded) per
$1,000 of
Amount at Risk
	Male	Guaranteed	Current
	Attained	Maximum	(Preferred Non-Smoker)
	Age	Rate	Rate
	5	$.07	$.06
	15	.11	.10
	25	.13	.09
	35	.14	.10
	45	.29	.23
	55	.69	.41
	65	1.87	.98
For a male preferred non-smoker, age 35, with a $100,000 Specified
Amount
Option 1 contract and an initial premium of $1,000, the cost of insurance for
the first month will be $9.90. This example assumes the expense charge
($7.50
per month) and current cost of insurance rate ($.10 per $1,000).
We offer lower current cost of insurance rates at most ages for insured people
who qualify as non-smokers. To qualify, an insured must be a standard risk and
must meet additional requirements that relate to smoking habitsThe reduced
cost of insurance rates depend on such variables as the attained age and sex of
the insured.
The preferred non-smoker cost of insurance rates are lower than the non-
smoker cost of insurance rates. To qualify for the preferred non-smoker class,
the Insured Person must be age 20 or over and meet certain
underwriting
requirements.
Changes in Monthly Charges. Any changes in the cost of insurance, charges for
additional benefits or expense charges will be by class of insured and will be
based on changes in future expectations about such things as investment
earnings, mortality, the length of time contracts will remain in effect, expenses
and taxes.
Other Transaction Charges
In addition to the deductions described above, We charge fees for certain
contract transactions:
Partial Withdrawal of Net Cash Surrender Value. You may make one partial
withdrawal during each Contract Year without a charge. There is an administrative charge of $25 or 2 percent of the amount withdrawn, whichever
is less, each time You make a partial withdrawal if more than one withdrawal
is made during a year.
Transfers. Currently, We do not charge when You make transfers of
Contract
Fund value among investment divisions. We reserve the right to assess a $25
charge after the twelfth transfer in a Contract Year.
How Contract Fund Charges Are Allocated
Generally, deductions from Your Contract Fund for monthly charges or partial
withdrawal charges are made from the investment divisions of Our
Separate
Account and the unloaned portion of the General Account in
accordance with
the deduction allocation percentages specified by You in Your application
unless You instruct Us to do otherwise. Your allocation percentages for deductions may be any whole numbers (from 10 to 100) which add up to one
hundred. You may change Your deduction allocation percentages by writing to
Our Home Office. Changes will be effective as of the date We receive them.
If We cannot make a deduction in accordance with these percentages,
We will
make it based on the proportion that Your unloaned amounts in the
General
Account and Your amounts in the investment divisions of Our Separate
Account bear to the total unloaned value of Your Contract Fund.
Deductions for transfer charges are allocated to the investment divisions from
which the transfer is being made in equal proportion to such investment divisions. For example, if the transfer is made from two investment divisions, the transfer charge allocated to each of the investment divisions will be
$12.50.
Surrender Charge
We incur various sales and promotional expenses in connection with selling
Variable Universal Life 3, such as commissions, the cost of preparing sales
literature, other promotional activities and other direct and indirect distribution expenses. We also incur expenses for underwriting, printing of contract forms
and prospectuses, and putting information in Our records.
There is a difference between the amount in Your Contract Fund and the Cash
Surrender Value of Your contract for the first 15 Contract Years. This difference is the Surrender Charge, which is a contingent deferred issue charge and sales load designed to partially recover Our expenses in distributing
and
issuing contracts which are terminated by surrender in their early years
(the
sales charge is also designed to partially reimburse Us for these expenses). It is
a contingent load because You pay it only if You surrender Your contract (or
let it lapse) during the first 15 Contract Years. It is a deferred load because We
do not deduct it from Your premiums. The amount of the load in a
Contract
Year is not necessarily related to Our actual sales expense in that year.
We
anticipate that the sales charge and Surrender Charge will not fully cover Our
sales expenses. To the extent sales expenses are not covered by the sales charge
and Surrender Charge, We will cover them from other funds including any
funds in Our General Account, which may include amounts derived from the
mortality and expense risk charge.
The Net Cash Surrender Value, which is the amount We pay You if
You
surrender Your contract for cash, equals the Cash Surrender Value minus any
outstanding loan and loan interest.
In the first 15 Contract Years, You will incur a Surrender Charge if You give
up Your contract for its Net Cash Surrender Value, or let Your contract lapse.
The Surrender Charge You pay includes Deferred Sales Charges and
Deferred
Issue Charges. The Deferred Sales Charge is based on the sum of two pieces.
The Deferred Sales Charge is:
26% of any premium payment in the first two Contract Years up to one guideline annual premium.
5% of all other premium payments.
The sum of the above pieces is also limited by the Guideline Annual
Premium,
times 5%, times the expected future lifetime at issue as determined by the 1980
CSO Mortality Table or 20 years, whichever is less.
The guideline annual premium varies for each contract. It is specified on the
contract information page of Your contract.
During the first ten contract years, the Deferred Sales Charge will be
100% of
the sum of these two pieces or the maximum charge described in the second
preceding paragraph, whichever is less. Beginning in the eleventh year, the sum
or maximum will be multiplied by a percentage. The percentage is
83.33% for
year eleven, 66.67% for year twelve, 50% for year thirteen, 33.33% for year
fourteen, and 16.67% for year fifteen. After the 15th Contract Year, there is no
Surrender Charge.
If there is an increase in Specified Amount (at any time), there will also be an
increase in the Guideline Annual Premium. All additions to the
Deferred Sales
Charge due to this increase will be 5% of premiums. The maximum limit will
also increase by the additional Guideline Annual Premium, times 5%, times the
expected future lifetime at the time of the increase as determined by the
1980
CSO Mortality Table or 20 years, whichever is less. The total in the
Deferred
Sales Charge prior to the increase in Specified Amount will not be affected.
If there is a decrease in Specified Amount, there will also be a decrease in
Guideline Annual Premium. Future additions to the Deferred Sales
Charge will
follow the same rules as at issue with the new Guideline Annual
Premium.
Prior totals in the Deferred Sales Charge will not be affected.
You will not incur any Deferred Sales Charge, regardless of the amount
and
timing of premiums, if You keep this contract in force for fifteen years. The following table shows the Deferred Issue Charge which is a dollar amount
for each thousand dollars of the Specified Amount. After the 15th
Contract
Year, there is no Deferred Issue Charge.
Table of Deferred Issue Charges
Per Thousand of Specified Amount
	Contract	Contract	Contract
	Year	Charge	Year	Charge	Year	Charge
	1	$3.00	6	$3.00	11	$2.50
	2	3.00	7	3.00	12	2.00
	3	3.00	8	3.00	13	1.50
	4	3.00	9	3.00	14	1.00
	5	3.00	10	3.00	15	.50
If there has been a change in Specified Amount during the life of the contract,
the Deferred Issue Charge is applied against the highest Specified
Amount in
force during the life of the contract.
YOUR CONTRACT FUND VALUE
The amount in Your Contract Fund is the sum of the amounts You have in the
General Account and in the various investment divisions of Our
Separate
Account (plus the amount in Our General Account securing any contract loan).
Your Contract Fund also reflects the various charges described above.
Monthly
deductions are made as of the first day of each Contract Month.
Transaction
charges or Surrender Charges are made as of the effective date of the transaction. Charges against Our Separate Account are reflected daily.
Any
amount allocated to an investment division of Our Separate Account will go up
or down depending on the investment experience of that division. You bear
this investment risk. For amounts allocated to the investment divisions of Our
Separate Account, there is no guaranteed minimum cash value. Any amount
allocated to the General Account is guaranteed.
Amounts In Our Separate Account
Amounts allocated, transferred or added to the investment divisions of
Our
Separate Account are used to purchase Accumulation Units. The amount You
have in each division is represented by the value of the Accumulation
Units
credited to Your Contract Fund for that division. The number of
Accumulation
Units purchased or redeemed in an investment division of Our Separate Account is calculated by dividing the dollar amount of the transaction by the
division's Accumulation Unit Value calculated at the end of  that day.
The
number of Accumulation Units for an investment division at any time is the
number of Accumulation Units purchased less the number of
Accumulation
Units redeemed. The value of Accumulation Units fluctuates with the investment performance of the corresponding portfolios of the Variable Insurance Products Fund and the Variable Insurance Products Fund II,
which
reflects the investment income and realized and unrealized capital gains
and
losses of the portfolio and Funds' expenses. The Accumulation Unit
Values
also reflect deductions and charges We make to Our Separate Account.
The
number of Accumulation Units credited to You, however, will not vary because of changes in Accumulation Unit Values. On any given day, the value
You have in an investment division of Our Separate Account is the Accumulation Unit Value times the number of Accumulation Units credited to
You in that division. The Accumulation Units of each investment division of
Our Separate Account have different Accumulation Unit Values.
Accumulation Units of an investment division are purchased when You allocate premiums, repay loans or transfer amounts to that division. Accumulation Units are redeemed or sold when you make withdrawals
or
transfer amounts from an investment division of the Separate Account (including transfers for loans) and to pay the death benefit when the Insured
Person dies. We also redeem Accumulation Units for monthly
deductions or
other charges.
How We Determine The Accumulation Unit Value
We determine Accumulation Unit Values for the investment divisions of our
Separate Account at the end of each business day. The Accumulation
Unit
Value for each investment division will be set at $10.00 on the first day there
are contract transactions in Our Separate Account associated with these contracts. After that, the Accumulation Unit Value for any business day is
equal to the Accumulation Unit Value for the preceding business day multiplied by the net investment factor for that division on that business day.
We determine the net investment factor for each investment division every
business day as follows:
First, We take the value of the shares belonging to the division in the corresponding Fund portfolio at the close of business that day (before giving effect to any contract transaction for that day, such as premium payments or
surrenders). For this purpose, We use the share value reported to Us by the
Fund.
Next, We add any dividends or capital gains distributions paid by the
Fund on
that day.
Then, We divide this amount by the value of the amounts in the investment
division at the close of business on the preceding business day (after giving
effect to any contract transactions on that day).
Then, We subtract a daily asset charge for each calendar day between business
days (for example, a Monday calculation may include charges for
Saturday and
Sunday). The daily charge is .0024547%, which is an effective annual rate of
0.90%. On a current basis We intend to reduce this charge to 0.50%
annually
(.0013664% daily) after the tenth Contract Year. This charge is for mortality
and expense risks assumed by Us under the contract and to cover administrative costs We incur for transactions related to the Separate Account.
Finally, We subtract any daily charge for taxes or amounts set aside as a reserve for taxes.
Generally, this means that We adjust Accumulation Unit Values to reflect what
happens to the Fund, and also for the mortality and expense risk charge and any
other charges.
CONTRACT FUND TRANSACTIONS
The transactions described below may have different effects on Your
Contract
Fund, death benefit, Specified Amount or cost of insurance. You should consider the net effects before combining Contract Fund transactions. Certain transactions also have fees.
Changing Your Premium And Deduction Allocation Percentages
You may change the allocation percentages of Your net premiums or of
Your
monthly deductions by writing to Our Home Office and telling Us what changes You wish to make. These changes will go into effect as of the date We
receive Your request at Our Home Office and will affect transactions on and
after that date.
Transfers Of Contract Fund Value
Currently, You may make an unlimited number of transfers of Contract
Fund
value in each Contract Year without charge. We reserve the right to assess a
$25 charge after the twelfth transfer in a Contract Year. During the first two
Contract Years, if a transfer is all of Your value in Our Separate
Account to the
General Account, We will not make a charge for that transfer. To make
a
transfer, write to Our Home Office.
If We charge You for making a transfer, We will allocate the charge as described under "Deductions and Charges - How Contract Fund
Charges Are
Allocated" on page 15. All transfers included in one transfer request count as
one transfer for purposes of any fee.
You may ask Us to transfer amounts between the General Account and any
investment divisions of Our Separate Account, and among investment divisions of Our Separate Account. The transfer will take effect as of the date
We receive Your request. The minimum amount We will transfer on any date
is $200. A smaller transfer may be made under special circumstances mentioned in "Our Right to Change How We Operate Our Separate
Account".
This minimum need not come from any one investment division or be transferred to any one investment division as long as the total amount transferred that day equals the minimum.
The amount that can be transferred from the General Account to the
Separate
Account in any Contract Year cannot exceed the larger of:
1. 25% of the unloaned amount in the General Account at the beginning of the
Contract Year, or
2. $1,000.
Dollar Cost Averaging.
The Dollar Cost Averaging (DCA) program enables You to make
monthly
transfers of a predetermined dollar amount from the Money Market investment
division into one or more of the other investment divisions (not the
General
Account). By allocating monthly, as opposed to allocating the total amount at
one time, You may reduce the impact of market fluctuations.
DCA can be elected at any time by completion of the DCA Request
Form
(form number 5856) and by insuring that a sufficient amount is in the
Money
Market investment division, either through payment of a premium with the
DCA request form, allocation of premiums, or transfer of amounts to the
Money Market investment division. Copies of form 5856 can be obtained by
contacting Us at Our Home Office. The election will specify:
a. that any money received with the form is to be placed into the Money
Market
investment division
b. the monthly amount to be transferred to the other investment divisions, and
c. how that monthly amount is to be allocated among the investment divisions
Since the DCA program is only suitable for substantial, infrequent premium
payments, DCA is only available when the premium payment mode is annual
or if the amount in the Money Market investment division is at least equal to
the sum of $2,400 and the minimum premium. The DCA Request Form must
be received with any premium payment You intend to apply to DCA.
The minimum monthly amount to be transferred using DCA is $200. In order
to begin the DCA program, the value in the Money Market investment division
must be at least equal to the sum of 12 monthly transfers plus the minimum
premium. When DCA is elected, all amounts in the Money Market investment
division will be available for transfer under the DCA program. Once
DCA is
elected, additional premiums can be deposited into the Money Market investment division for DCA by sending them in with a DCA request form.
You may change the DCA allocation percentages or DCA transfer amounts
twice each Contract Year. Any premium payments received while the
DCA
program is in effect will be allocated using the allocation percentages from the
DCA request form, unless You specify otherwise.
If requested at issue, DCA will start at the beginning of the second
Contract
Month. If requested after issue, DCA will start at the beginning of the first
Contract Month which occurs at least 30 days from the day the request is
received.
DCA will last until the value in the Money Market investment division is
exhausted or until a request for termination is received in writing from
You.
DCA will automatically be terminated on the Maturity Date.
We reserve the right to end the DCA program at any time by sending
You a
notice one month in advance.
Borrowing From Your Contract Fund
At any time Your contract has a Net Cash Surrender Value, You may borrow
up to 92% of the Cash Surrender Value using only Your contract as security for
the loan. If You request an additional loan, the amounts of any outstanding
loan and loan interest will be added to the additional amount You have requested and the original loan will be canceled. Thus, You will have only one
loan outstanding at any time. Any amount that secures a loan remains part of
Your Contract Fund, but is automatically transferred out of Our
Separate
Account and put in Our General Account as collateral. We pay You interest on
this loaned amount, currently at an annual rate of 6%. However, after the tenth
Contract Year, the annual rate of interest paid on the loaned portion of the
Contract Fund will equal 8% for the portion of any loan that does not exceed
the Contract Fund minus the total premiums paid.
A loan taken from, or secured by, a contract may have Federal Income
Tax
consequences. See "TAX EFFECTS" on page 21.
How To Request A Loan
You may request a loan by contacting Our Home Office. You may tell
Us how
much of the loan You want taken from Your unloaned amount in the
General
Account or from Your amounts in the investment divisions of Our
Separate
Account. We will redeem units from an investment division of Our
Separate
Account sufficient to cover that part of the loan. The amounts You have in
each division will be determined as of the day We receive Your request for a
loan at Our Home Office.
If You do not tell Us how to allocate Your loan, the loan will be allocated
according to Your deduction allocation percentages. If the loan cannot be
allocated based on these percentages, We will allocate it based on the proportions of Your unloaned amounts in the General Account and
Your value
in each investment division of Our Separate Account to the unloaned value of
Your Contract Fund.
Contract Loan Interest
Interest on a contract loan accrues daily at an annual interest rate of 8%. When Interest Is Due
Interest is due on each Contract Anniversary. If You do not pay the interest
when it is due, it will be added to Your outstanding loan and allocated based on
the deduction allocation percentages for Your Contract Fund then in effect.
This means We make an additional loan to pay the interest and We transfer
amounts from the General Account or the investment divisions to make the
loan. If we cannot allocate the interest based on these percentages, We will
allocate it as described above for allocating Your loan.
Repaying The Loan
You may repay all or part of a contract loan at any time while Your contract is
In Force. While You have a contract loan, We assume that any money
You
send Us is meant to repay the loan. If You wish to have any of these payments
be premium payments, You must tell Us in writing.
You may choose how You want Us to allocate Your repayments. If You do not
give us instructions, We will allocate Your repayments based on Your premium allocation percentages.
The Effects Of A Contract Loan On Your Contract Fund
A loan against Your contract will have a permanent effect on the value of Your
Contract Fund and, therefore, on Your benefits under this contract, even if the
loan is repaid. When You borrow on Your contract, the amount of Your loan is
set aside where it earns a declared rate for loaned amounts. The loan amount
will not be available for You to invest in the divisions of Our Separate
Account
or the unloaned portion of the General Account. Whether You earn more or
less with the loan amount set aside depends on the investment experience of
the investment divisions of Our Separate Account and the rates declared for the
unloaned portion of the General Account.
Your Contract May Lapse
Your loan may also affect the amount of time that Your insurance remains in
force. For example, Your contract may lapse more quickly when You have a
loan because the loaned amount cannot be used to cover the monthly deductions that are taken from Your Contract Fund. If these deductions exceed the Net Cash Surrender Value of Your contract, then the lapse provisions of the
contract may apply. Since the contract permits loans up to 92% of the
Cash
Surrender Value , loan repayments or additional premium payments may be
required to keep the contract in force if You borrow the maximum. Withdrawing Money From Your Contract Fund
You may request a partial withdrawal of Your Net Cash Surrender
Value by
writing to Our Home Office. You will not incur either the Deferred
Sales
Charge or Deferred Issue Charge upon a partial withdrawal. Partial withdrawals are subject to certain conditions. They must:
be at least $200
total no more than 50% of the Net Cash Surrender Value in any
Contract Year
not cause the death benefit to fall below the minimum for which we would
issue the contract at the time
not cause the contract to fail to qualify as life insurance under applicable tax
law.
You may specify how much of the withdrawal You want taken from each
investment division. If You do not tell Us, We will make the withdrawal on the
basis of Your deduction allocation percentages. If We cannot withdraw the
amount based on Your directions or on Your deduction allocation percentages,
We will withdraw the amount based on the proportions of Your unloaned
amounts in the General Account and the investment divisions of Our
Separate
Account to the total unloaned value of Your Contract Fund.
Withdrawal Charges
When You make a partial withdrawal more than once in a Contract
Year, a
charge of $25 or 2 percent of the amount withdrawn, whichever is less, will be
deducted from Your Contract Fund. If You do not give Us instructions for
deducting the charge, it will be deducted as described under
"Deductions and
Charges -How Contract Fund Charges Are Allocated" on page 15.
In general, We do not permit You to make a withdrawal on monies for which
Your premium check has not cleared your bank.
The Effects Of A Partial Withdrawal
A partial withdrawal reduces the amount You have in Your Contract
Fund. It
also reduces the Cash Surrender Value and the death benefit on a dollar-for-
dollar basis. If the death benefit is based on a percentage multiple, the reduction in death benefit could be greater. If you selected death benefit Option
1, We will also reduce the Specified Amount of Your contract so there will be
no change in the net amount at risk. We will send You a new contract information page to Your contract to reflect this change. We may ask
You to
return Your contract to Our Home Office to make a change. The withdrawal
and these reductions will be effective as of the date We receive Your request at
Our Home Office.
A contract loan might be better if Your need for cash is temporary. Surrendering Your Contract For Its Net Cash Surrender Value
You may surrender Your contract for its Net Cash Surrender Value at any time
while the Insured Person is living. You may do this by sending a written
request and the contract to Our Home Office. The Net Cash Surrender
Value of
Your contract equals the Cash Surrender Value minus any outstanding loan and
loan interest. During the first 15 Contract Years, the Cash Surrender
Value is
the amount in Your Contract Fund minus the Surrender Charge. After
15 years,
the Cash Surrender Value and Contract Fund are equal. We will compute the
Net Cash Surrender Value as of the date We receive Your request and the
contract at Our Home Office, and all insurance coverage under Your contract
will end on that date.
THE GENERAL ACCOUNT
You may allocate some or all of Your Contract Fund to the General
Account,
which pays interest at a declared rate. The principal, after deductions, is guaranteed. The General Account supports Our insurance and annuity obligations. Because of applicable exemptive and exclusionary provisions,
interests in the General Account have not been registered under the
Securities
Act of 1933, and the General Account has not been registered as an investment
company under the Investment Company Act of 1940. Accordingly, neither the
General Account nor any interests therein are generally subject to regulation
under the 1933 Act or the 1940 Act. We have been advised that the staff of the
SEC has not made a review of the disclosures which are included in this
prospectus for Your information and which relate to the General
Account.
Amounts In The General Account
You may accumulate amounts in the General Account by:
allocating net premium and loan repayments,
transferring amounts from the investment divisions of Our Separate
Account,
or
earning interest on amounts You already have in the General Account.
The amount You have in the General Account at any time is the sum of all net
premiums and loan repayments allocated to that Account, all transfers
and
earned interest, and includes amounts securing any contract loan You have.
This amount is reduced by amounts transferred out or withdrawn and deductions allocated to this Account.
Adding Interest To Your Amounts In The General Account
We pay interest on all amounts that You have in the General Account.
The
annual interest rates will never be less than the minimum guaranteed interest
rate of 4%. We may, at the sole discretion of Our Board of Directors, credit
interest in excess of 4%. You assume the risk that interest credited may not
exceed 4%. We pay different rates on unloaned and loaned amounts in the
General Account. Interest is compounded daily at an effective annual rate that
equals the annual rate declared by Our Board of Directors.
Transfers
You may request a transfer between the General Account and one or more of
the investment divisions of Our Separate Account. See "Transfers Of
Contract
Fund Value" on Page  17.
ADDITIONAL INFORMATION ABOUT VARIABLE UNIVERSAL
LIFE 3
Your Right To Examine The Contract
You have a right to examine the contract. If for any reason You are not satisfied with it, You may cancel the contract within the time limits described below. You may cancel the contract by sending it to Our Home Office with a
written request to cancel.
Your request to cancel this contract must be postmarked no later than the latest
of the following three dates:
10 days after You receive Your contract,
10 days after We mail You a written notice telling You about Your rights to
cancel (Notice of Withdrawal Right), or
45 days after You sign Part 1 of the contract application.
If You cancel Your contract, We will return the sum of all charges deducted
from premiums paid and Your Contract Fund, plus the Contract Fund.
Insurance coverage ends when You send Your request.
Your Contract Can Lapse
Your insurance coverage under Variable Universal Life 3 continues as long as
the Net Cash Surrender Value of your contract is enough to pay the deductions
that are taken out of your Contract Fund each month or, during the
Death
Benefit Guarantee Period, as long as your premiums paid exceed the schedule
of required minimum premiums. If neither of these conditions are true at the
beginning of any Contract Month, a 61-day grace period will start, beginning
on the day We send You notice that the grace period is starting. We will notify
You and any assignees on Our records in writing that the grace period has
begun and tell You the amount of premium payment that will be sufficient to
satisfy the minimum requirement for two months.
If We receive payment of this amount before the end of the grace period, We
will use the amount You send Us to make the overdue deductions. We will put
any balance left in Your Contract Fund and allocate it in the same manner as
Your previous premium payments.
If We do not receive payment within the 61 days, Your contract will lapse
without value. We will withdraw any amount left in Your Contract
Fund. We
will apply this amount to the deductions owed to Us, including any applicable
Surrender Charge. We will inform You and any assignee at last known address
that Your contract has ended without value.
If the Insured Person dies during the grace period, We will pay the insurance
benefits to the beneficiary, minus any loan, loan interest and overdue deductions.
You May Reinstate Your Contract
You may reinstate the contract within five years after it lapses if:
You provide evidence that the Insured Person is still insurable,
You complete an application for reinstatement, You pay premium enough to
pay all overdue monthly deductions including the premium tax on those deductions, plus increase the Contract Fund to a level where the
Contract Fund
less any contract debt equals the surrender charges, plus cover the next two
months' deductions,
You pay or restore any contract debt,
You did not end the contract by payment of the Net Cash Surrender
Value.
The Contract Date of the reinstated contract will be the beginning of the Contract Month which coincides with or follows the date We approve
Your
reinstatement application. Upon reinstatement, there will be no further Surrender Charges applied against the contract. Previous loans will not be
reinstated.
Contract Periods, Anniversaries
We measure Contract Years, Contract Months and Contract
Anniversaries
(annual and monthly) from the Contract Date shown on the contract information page of Your contract. Each Contract Month begins on the same
day in each calendar month as the day of the month in the Contract
Date. The
calendar days of 29, 30, and 31 are not used. Our right to challenge a contract
is measured from the Contract Date, as is the suicide exclusion. These provisions are mentioned in "LIMITS ON OUR RIGHT TO
CHALLENGE
THE CONTRACT" on page 24.
Application for Insurance
When an application for one of Our contracts is completed, it is submitted to
Us. We make the decision to issue a contract based on the information in the
application and Our standards for issuing insurance and classifying risks. If We
decide not to issue a contract, We will return the sum of all charges deducted
from premiums paid, plus the net premiums, plus interest credited to the net
premiums.
Maturity Date
The Maturity Date is the Contract Anniversary after the Insured
Person's 100th
birthday. The contract ends on that date if the Insured Person is still alive and
the maturity benefit is paid.
If the Insured Person survives to the Maturity Date, and You would like to
continue the contract, We will extend the Maturity Date if in doing so this
contract still qualifies as life insurance according to the Internal
Revenue
Service and your state. By extending the Maturity Date, the contract may not
qualify as life insurance and may be subject to tax consequences. A tax advisor
should be consulted prior to electing to extend the Maturity Date. In order to
continue the contract beyond the original Maturity Date, We will require that
the death benefit not exceed the Contract Fund on the original Maturity
Date.
Generally, when We refer to the age of the insured person, We mean his or her
age on the birthday prior to that particular date.
TAX EFFECTS
Contract Proceeds
The Internal Revenue Code of 1986 (Code) (in Section 7702) defines life
insurance for tax purposes. Amendments to the Code made in 1988 place limits
on certain contract charges used in determining the maximum amount of
premiums that may be paid under section 7702 for Contracts described in this
prospectus. The Secretary of the Treasury ("Treasury") has issued proposed
regulations that would specify what will be considered reasonable mortality
charges for these limits. Guidance as to how section 7702 is to be applied is,
however, limited.
With respect to a contract that is issued on the basis of a standard rate class,
while there is some uncertainty due to the lack of guidance under section 7702,
Midland believes that such a contract should meet the section 7702 definition
of a life insurance contract. With respect to a contract that is issued on a substandard basis (i.e., a rate class involving higher than standard mortality risk), there is even less guidance, in particular as to how the new charge requirements are to be applied in determining whether such a contract meets
the section 7702 definition of a life insurance contract. Thus, it is not clear
whether or not such a contract would satisfy section 7702, particularly if the
contract owner pays the full amount of premiums permitted under the contract.
If it is subsequently determined that only a lower amount of premiums may be
paid for a contract to satisfy section 7702, Midland may take whatever steps
are appropriate and reasonable to attempt to cause the contract to comply with
section 7702, including possibly refunding any premiums paid which exceed
that lower amount (together with interest or such other earnings on any such
premiums as is required by law).
If the Specified Amount of a contract is increased or decreased, the applicable
premium limitation may change. During the first fifteen years of the contract,
there are certain events that may create taxable ordinary income to You if at the
time of the event there has been a gain in the contract. These events include:
A decrease in the Specified Amount;
A partial withdrawal;
A change from Option 2 to Option 1; or,
Any change that otherwise reduces benefits under the contract and that results
in a cash distribution in order for the contract to continue to comply with
Section 7702 relating to premium and cash value limitations.
Such income inclusion will also result, in certain circumstances, with respect to
cash distributions made in anticipation of reductions in benefits under the
contract.
Code Section 7702A affects the taxation of distributions (other than proceeds
paid at the death of the insured) from certain variable life insurance contracts:
1. If premiums are paid more rapidly than the rate defined by a "7-Pay
Test,"
the contract will be treated as a "modified endowment contract."
2. Any contract received in exchange for a contract classified as a modified
endowment contract will be treated as a modified endowment contract regardless of whether the contract received in the exchange meets the 7-
Pay
Test.
3. Loans, including unpaid loan interest, (as well as surrenders and withdrawals) from a modified endowment contract will be considered distributions.
4. Distributions (including loans) from a modified endowment contract will be
taxed first as distribution of gain from the contract (to the extent that gain
exists), and then as non-taxable recovery of basis.
5. An extra tax of 10% of any distribution includable in income will be imposed, unless such distributions are made (1) after You attain age 59
1/2, (2)
on account of You becoming disabled, or (3) as substantially equal annuity
payments over Your life or life expectancy.
For contracts not classified as modified endowment contacts, distributions will
be taxed in accordance with the rules in effect prior to the enactment of
Section
7702A.
A contract that is not a modified endowment contract may be classified as a
modified endowment contract if it is "materially changed" and the materially
changed contract fails to meet the 7-Pay Test and any distributions from such a
contract will be taxed as explained above.
Material changes include a requested increase in death benefit or a change from
Option 1 to Option 2. Before making any change to a contract, a competent tax
advisor should be consulted.
Additionally, any life insurance contracts which are treated as modified endowment contracts and which are issued by Midland National Life or any of
its affiliates:
with the same person designated as the owner;
on or after June 21, 1988; and
within any single calendar year
will be aggregated and treated as one contract for purposes of determining any
tax on distributions.
Even if a contract is not a modified endowment contract, loans at very low or
no net cost may be treated as distributions for federal income tax purposes.
The Code (Section 817(h)) also authorizes the Secretary of the Treasury to set
standards by regulation or otherwise for the investments of Separate
Account A
to be "adequately diversified" in order for Variable Universal Life 3 to be
treated as a life insurance contract for federal tax purposes. Separate
Account
A, through the Funds, intends to comply with the diversification requirements
established by the Secretary although We do not control the Funds. We believe
Separate Account A will be adequately diversified to be treated as a life insurance contract for federal tax purposes.
In certain circumstances, owners of variable life insurance contracts may be
considered the owners, for federal income tax purposes, of the assets of the
separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the
variable contract owner's gross income. The IRS has stated in published rulings
that a variable contract owner will be considered the owner of separate account
assets if the contract owner possesses incidents of ownership in those assets,
such as the ability to exercise investment control over the assets. The
Treasury
Department also announced, in connection with the issuance of regulations
concerning diversification, that those regulations "do not provide guidance
concerning the circumstances in which investor control of the investments of a
segregated asset account may cause the investor (i.e., the Policyowner), rather
than the insurance company, to be treated as the owner of the assets in the
account." This announcement also stated that guidance would be issued by way
of regulations or rulings on the "extent to which policyholders may direct their
investments to particular subaccounts without being treated as owners of the
underlying assets." As of the date of this prospectus, no such guidance has been
issued.
The ownership rights under Variable Universal Life 3 are similar to, but different in certain respects from, those described by the IRS in rulings in
which it was determined that contract owners were not owners of separate
account assets. For example, the owner has additional flexibility in allocating
premium payments and contract values. These differences could result in an
owner being treated as the owner of a pro rata portion of the assets of
Separate
Account A. In addition, Midland does not know what standards will be set
forth, if any, in the regulations or rulings which the Treasury
Department has
stated it expects to issue. Midland therefore reserves the right to modify the
contract as necessary to attempt to prevent an owner from being considered the
owner of a pro rata share of the assets of Separate Account A or to otherwise
qualify Variable Universal Life 3 for favorable tax treatment.
Assuming a contract is a life insurance contract for federal income tax purposes, the contract should receive the same federal income tax treatment as
fixed benefit life insurance. As a result, the life insurance proceeds payable
under either benefit option should be excludable from the gross income of the
beneficiary under Section 101 of the Code, and You should not be deemed to
be in constructive receipt of the cash values under a contract until actual
distribution.
A change of owners as well as a surrender or withdrawal, an
assignment of the
contract, a change from one death benefit option to another, and other changes
reducing future death benefits may have tax consequences depending on the
circumstances of such surrender or change. Upon complete surrender or when
maturity benefits are paid, if the amount received plus the contract debt exceeds the total premiums paid that are not treated as previously withdrawn
by You, the excess generally will be treated as ordinary income.
Federal estate and state or local estate, inheritance and other tax consequences
of ownership or receipt of contract proceeds depend on the
circumstances of
each contract owner or beneficiary.
A contract may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans,
executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts
and
circumstances of each individual arrangement. Therefore, if You are contemplating the use of a contract in any arrangement the value of which
depends in part on its tax consequences, You should be sure to consult
a
qualified tax advisor regarding the tax attributes of the particular arrangement.
Possible Charge for Midland's Taxes
At the present time, Midland makes no charge to the Separate Account for any
Federal, state or local taxes (other than premium taxes) that it incurs which
may be attributable to such Account or to the contracts. Midland, however,
reserves the right in the future to make a charge for any such tax or other
economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the contracts.
If such a charge is made, it would be set aside as a provision for taxes which
We would keep in the affected division rather than in Our General
Account.
We anticipate that Our flexible premium variable life contractowners would
benefit from any investment earnings that are not needed to maintain this
provision.
Other Tax Considerations
The foregoing discussion is general and is not intended as tax advice. If
You
are concerned about these tax implications, You should consult a competent
tax adviser. This discussion is based on Our understanding of the present
federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of these current laws and interpretations, and We do not make any
guarantee as to the tax status of the contract. It should be further understood
that the foregoing discussion is not exhaustive and that special rules not described in this prospectus may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.
PART 3: ADDITIONAL INFORMATION
YOUR VOTING RIGHTS AS AN OWNER
Fund Voting Rights
We invest the assets in the divisions of Our Separate Account in shares of the
corresponding portfolios of the Funds. Midland is the legal owner of the shares
and, as such, has the right to vote on certain matters. Among other things, We
may vote to:
elect the Funds' Board of Directors,
ratify the selection of independent auditors for the Funds, and vote on any other matters described in the Funds' current prospectuses
or
requiring a vote by shareholders under the Investment Company Act of
1940.
Even though We own the shares, We give You the opportunity to tell
Us how
to vote the number of shares that are allocated to Your contract. We will vote
those shares at meetings of Fund shareholders according to Your instructions.
The Funds will determine how often shareholder meetings are held. As
We
receive notice of these meetings, We will solicit Your voting instructions. The
Funds are not required to hold a meeting in any given year.
If We do not receive instructions in time from all contractowners, We will vote
shares for which no instructions have been received in a portfolio in the same
proportion as We vote shares for which We have received instructions in that
portfolio. We will also vote any Fund shares that We are entitled to vote
directly due to amounts We have accumulated in Our Separate Account in the
same proportions that contractowners vote. If the federal securities laws
or
regulations or interpretations of them change so that We are permitted to vote
shares of the Fund in Our own right or to restrict contractowner voting,
We
may do so.
How We Determine Your Voting Shares
You may participate in voting only on matters concerning the Fund portfolios
in which Your assets have been invested. We determine the number of
Fund
shares in each division that are attributable to Your contract by dividing the
amount in Your Contract Fund allocated to that division by the net asset value
of one share of the corresponding Fund portfolio as of the record date set by the
Fund's Board for the Fund's shareholders meeting. The record date for this
purpose must be at least 10 and no more than 90 days before the meeting of the
Fund. We count fractional shares.
If You have a voting interest, We will send You proxy material and a form for
giving Us voting instructions. In certain cases, We may disregard instructions
relating to changes in the Fund's adviser or the investment policies of its
portfolios. We will advise You if We do and give Our reasons in the next
semiannual report to You.
Voting Privileges Of Participants In Other Companies
Currently, shares in the Variable Insurance Products Fund and the
Variable
Insurance Products Fund II are owned by other insurance companies to support
their variable insurance products as well as Our Separate Account.
Those
shares generally will be voted according to the instructions of the owners of
insurance contracts and contracts issued by those other insurance companies. In
certain cases, an insurance company or some other owner of Fund shares may
vote as they choose. This will dilute the effect of the voting instructions of the
owners of Variable Universal Life 3. We do not foresee any
disadvantage to
this. Nevertheless, the Fund's Board of Directors will monitor events to identify
conflicts that may arise and determine appropriate action. If We think any Fund
action is insufficient, We will see that appropriate action is taken to protect Our contractowners.
OUR REPORTS TO CONTRACTOWNERS
Shortly after the end of the third, sixth, ninth, and twelfth Contract
Month, We
will send you a report that shows the current Death Benefit for Your contract,
the value of Your Contract Fund, information about investment divisions, the
Cash Surrender Value of Your contract, the amount of any outstanding contract
loans that You may have, the amount of any interest that You owe on the loan
and information about the current loan interest rate. The annual report will also
show any transactions involving Your Contract Fund that occurred during the
year. Transactions include Your premium allocations, Our deductions, and any
transfers or withdrawals that You made in that year.
We will also send You semi-annual reports with financial information on the
Funds, including a list of the investments held by each portfolio.
In addition, Our report will also contain any other information that is required
by the insurance supervisory official in the jurisdiction in which this insurance
contract is delivered.
Notices will be sent to You for transfers of amounts between investment
divisions and certain other contract transactions.
LIMITS ON OUR RIGHT TO CHALLENGE THE CONTRACT
We can challenge the validity of Your insurance contract (based on material
misstatements in the application) if it appears that the Insured Person is not
actually covered by the contract, under Our rules. However, there are some
limits on how and when We can challenge the contract.
We cannot challenge the contract after it has been in effect, during the
Insured
Person's lifetime, for two years from the date the contract was issued or reinstated. (Some states may require Us to measure this in some other way.)
We cannot challenge any contract change that requires evidence of insurability
(such as an increase in Face Amount) after the change has been in effect for
two years during the Insured Person's lifetime.
We can challenge at any time (and require proof of continuing disability) an
additional benefit that provides benefits to the Insured Person in the event that
the Insured Person becomes totally disabled.
If the Insured Person dies within the time that We may challenge the validity of
the contract, We may delay payment until We decide whether to challenge the
contract.
If the Insured Person's age or sex is misstated on any application, the death
benefit and any additional benefits provided will be those which would be
purchased by the most recent deduction for the cost of insurance and the cost of
any additional benefits at the Insured Person's correct age and sex.
If the Insured Person commits suicide within two years after the date on which
the contract was issued or reinstated, the death benefit will be limited to the
total of all premiums that have been paid to the time of death minus the amount
of any outstanding contract loan and loan interest and minus any partial withdrawals of Net Cash Surrender Value. If the Insured Person
commits
suicide within two years after the effective date of an increase in
Specified
Amount that You requested, We will pay the Specified Amount which was in
effect before the increase, plus the monthly cost of insurance deductions for the
increase (Some states require Us to measure this time by some other date.)
YOUR PAYMENT OPTIONS
Contract benefits or other payments such as the Net Cash Surrender
Value or
Death Benefit may be paid immediately in one sum or You may choose another
form of payment for all or part of the money. Payments under these options are
not affected by the investment experience of any investment division of
Our
Separate Account. Instead, interest accrues pursuant to the options chosen. If
You do not arrange for a specific form of payment before the Insured
Person
dies, the beneficiary will have this choice. However, if You do make an arrangement with Us for how the money will be paid, the beneficiary cannot
change Your choice after the Insured Person dies. Payment Options will also be
subject to Our rules at the time of selection. Our consent is required when
optional payment is selected and the payee is either an assignee or not a natural
person. Currently, these alternate payment options are only available if the
proceeds applied are $1,000 or more and any periodic payment will be at least
$20.
You have the following payment options:
1. Deposit Option: The money will stay on deposit with Us for a period that
You and We agree upon. You will receive interest on the money at a declared
interest rate.
2. Installment Options: There are two ways that We pay installments:
a. Fixed Period: We will pay the amount applied in equal installments plus
applicable interest, for a specific number of years, for up to 30 years.
b. Fixed Amount: We will pay the sum in installments in an amount that You
and We agree upon. We will pay the installments until We pay the original
amount, together with any interest You have earned.
3. Monthly Life Income Option: We will pay the money as monthly income for
life. You may choose any one of 4 ways to receive the income: We will guarantee payments for at least 10 years (called "10 Years Certain"); at least 20 years (called "20 Years Certain"); at least 5 years (called "5 Years
Certain"); or
payment only for life.
4. Other: You may ask Us to apply the money under any option that We make
available at the time the benefit is paid.
We guarantee interest under the Deposit Option at the rate of 2.75% a year, and
under either Installment Option at 2.75% a year. We may also allow interest
under the Deposit Option and under either Installment Option at a rate that is
above the guaranteed rate.
The beneficiary or any other person who is entitled to receive payment may
name a successor to receive any amount that We would otherwise pay to that
person's estate if that person died. The person who is entitled to receive payment may change the successor at any time.
We must approve any arrangements that involve more than one of the payment
options, or a payee who is not a natural person (for example, a corporation), or
a payee who is a fiduciary. Also, the details of all arrangements will be subject
to our rules at the time the arrangements take effect. This includes rules on the
minimum amount We will pay under an option, minimum amounts for installment payments, withdrawal or commutation rights (Your rights to receive payments over time, for which We may offer You a lump sum payment), the naming of people who are entitled to receive payment and their
successors, and the ways of proving age and survival.
You will make Your choice of a payment option (or any later changes)
and
Your choice will take effect in the same way as it would if You were changing
a beneficiary. (See Your Beneficiary below). Any amounts that We pay under
the payment options will not be subject to the claims of creditors or to legal
process, to the extent that the law provides.
YOUR BENEFICIARY
You name Your beneficiary when You apply for Your contract. The beneficiary is entitled to the insurance benefits of the contract. You may change the beneficiary during the Insured Person's lifetime by writing to Our
Home Office. If no beneficiary is living when the Insured Person dies,
We will
pay the Death Benefit in equal shares to the Insured Person's surviving children. If there are no surviving children, We will pay the Death
Benefit to
the Insured Person's estate.
ASSIGNING YOUR CONTRACT
You may assign (transfer) Your rights in this contract to someone else as
collateral for a loan or for some other reason. If You do, You must send a copy
of the assignment to Our Home Office. We are not responsible for any payment
We make or any action We take before We receive notice of the assignment or
for the validity of the assignment. An absolute assignment is a change of
ownership.
WHEN WE PAY PROCEEDS FROM THIS CONTRACT
We will generally pay any death benefits, Net Cash Surrender Value or loan
proceeds within seven days after We receive the required form or request (and
other documents that may be required for payment of death benefits) at
Our
Home Office. Death benefits are determined as of the date of death of the
Insured Person and will not be affected by subsequent changes in the Accumulation Unit values of the investment divisions of Our Separate Account. We pay interest from the date of death to the date of payment.
We may, however, delay payment for one of more of the following reasons:
We contest the contract.
We cannot determine the amount of the payment because the New York
Stock
Exchange is closed, because trading in securities has been restricted by the
Securities and Exchange Commission, or because the SEC has declared that an
emergency exists.
The SEC by order permits us to delay payment to protect our
contractowners.
We may also delay any payment until Your premium checks have cleared Your
bank.
We may defer payment of any loan amount, or withdrawal or surrender from
the General Account, for up to six months after We receive Your request.
DIVIDENDS
We do not pay any dividends on the contract described in this prospectus.
MIDLAND'S SALES AND OTHER AGREEMENTS
Sales Agreements
The contract will be sold by individuals who, in addition to being licensed as
life insurance agents for Midland National Life, are also registered representatives of Walnut Street Securities (WSS), the principal underwriter of
the contracts, or broker-dealers which have entered into written sales agreements with WSS. WSS is registered with the SEC as a broker-
dealer
under the Securities Exchange Act of 1934 and is a member of the
National
Association of Securities Dealers, Inc.
During the first Contract Year, We will pay agents a commission of up to 70%
of premiums paid. For subsequent years, the commission allowance may equal
an amount up to 5% of premiums paid. Beyond the fifteenth Contract
Year, We
pay no commission. Certain persistency and production bonus may also be
paid.
We may also sell Our contracts through broker-dealers registered with the
Securities and Exchange Commission under the Securities Exchange
Act of
1934 which enter into selling agreements with us. The commission for broker-
dealers will be no more than that described above.
REGULATION
We are regulated and supervised by the South Dakota Insurance
Department. In
addition, We are subject to the insurance laws and regulations in every jurisdiction where We sell contracts. This contract has been filed with
and
approved by insurance officials in such states. As a result, the provisions of this
contract may vary somewhat from jurisdiction to jurisdiction.
We submit annual reports on Our operations and finances to insurance officials
in all the jurisdictions where We sell contracts. The officials are responsible for reviewing our reports to be sure that we are financially sound and that
We are
complying with applicable laws and regulations.
We are also subject to various federal securities laws and regulations. DISCOUNT FOR MIDLAND EMPLOYEES
Midland employees may receive a discount of up to 45 percent of first year
premium. The discount will be effected by Midland paying the discount as the
employee pays the qualifying premium. All other contract provisions will
apply.
LEGAL MATTERS
The law firm of Sutherland, Asbill & Brennan, Washington, DC, has provided
advice regarding certain matters relating to federal securities laws.
LEGAL PROCEEDINGS
We are not involved in any material legal proceedings.
FINANCIAL AND ACTUARIAL
The financial statements of Midland National Life Separate Account A
and
Midland National Life Insurance Company included in this prospectus and the
registration statement have been audited by Coopers & Lybrand LLP, independent auditors, for the periods indicated in their report which appears in this prospectus and in the registration statement. Such financial statements
have been included herein in reliance upon such report given upon the authority of the firm as experts in accounting and auditing.
Actuarial matters in this prospectus have been examined by Russell A. Evenson, F.S.A., M.A.A.A., who is Senior Vice President and Actuary
of
Midland. His opinion on actuarial matters is filed as an exhibit to the Registration Statement We filed with the Securities and Exchange
Commission.
ADDITIONAL INFORMATION
We have filed a Registration Statement relating to the Separate Account
and
the variable life insurance contract described in this prospectus with the Securities and Exchange Commission. The Registration Statement,
which is
required by the Securities Act of 1933, includes additional information that is
not required in this prospectus under the rules and regulations of the
SEC. If
You would like the additional information, You may obtain it from the
SEC's
main office in Washington, DC You will have to pay a fee for the material.


Management of Midland
Here is a list of our directors and officers.

Directors
	Name	Principal Occupation and Business Address
	John C. Watson	Chief Executive Officer & Chairman of
the
Board
		Midland National Life, One Midland Plaza, Sioux Falls,
SD
57193
	Michael M. Masterson	President and Chief Operating
Officer
		Midland National Life, One Midland Plaza, Sioux Falls,
SD
57193

	William D. Sims	Senior Vice President, Administration
		Midland National Life, One Midland Plaza Sioux Falls,
SD
57193
	Russell A. Evenson	Senior Vice President & Actuary
		Midland National Life, One Midland Plaza Sioux Falls,
SD
57193
	John J. Craig, II	Senior Vice President & Chief Financial
Officer
		Midland National Life, One Midland Plaza Sioux Falls,
SD
57193
	Robert W. Korba	Board of Directors Member
		Sammons Enterprises, Inc., 300 Crescent CT., Dallas,
TX
75201
	James N. Whitson	Board of Directors Member
		Sammons Enterprises, Inc., 300 Crescent CT., Dallas,
TX
75201

Executive Officers (other than Directors)
	Jack L. Briggs	Vice President, Secretary and General Counsel
	Gary W. Helder	Vice President, Policy Administration
	E John Fromelt	Senior Vice President & Chief
Investment
Officer


Appendix

Illustrations of Contract Funds, Cash Surrender Values and Death
Benefits
Following are a series of tables that illustrate how the contract funds, cash
surrender values, and death benefits of a contract change with the investment
performance of the Funds. The tables show how the contract funds, cash
surrender values, and death benefits of a contract issued to an insured of
a
given age and given premium would vary over time if the return on the assets
held in each Portfolio of the Funds were a constant gross, after tax annual rate
of 0%, 6%, or 12%. The tables on pages 30 through 32 illustrate a contract
issued to a male, age 25, under a standard rate preferred non-smoker underwriting risk classification. The tables on pages 33 through 35 illustrate a contract issued to a male, age 40, under a standard rate preferred non-
smoker
underwriting risk classification. The contract funds, cash surrender values, and
death benefits would be different from those shown if the returns averaged 0%,
6%, and 12% over a period of years, but fluctuated above and below those
averages for individual contract years.
The amount of the contract fund exceeds the cash surrender value during the
first fifteen contract years due to the surrender charge. For contract years
sixteen and after, the contract fund and cash surrender value are equal, since
the surrender charge has reduced to zero.
The second column shows the accumulation value of the premiums paid at the
stated interest rate. The third and sixth columns illustrate the contract funds
and the fourth and seventh columns illustrate the cash surrender values of the
contract over the designated period. The contract funds shown in the third
column and the cash values shown in the fourth column assume the monthly
charge for cost of insurance is based upon the current cost of insurance rates.
The contract funds shown in the sixth column and the cash surrender values
shown in the seventh column assume the monthly charge for cost of insurance
is based upon the cost of insurance rates that we guarantee. The maximum cost
of insurance rates allowable under the contract are based on the Commissioner's 1980 Standard Ordinary Mortality Table. The fifth and eighth columns illustrate the death benefit of a contract over the designated period.
The illustrations of death benefits reflect the same assumptions as the contract
fund and cash surrender values. The death benefit values also vary between
tables, depending upon whether Option 1 or Option 2 death benefits are illustrated.
The amounts shown for the death benefit, contract funds, and cash surrender
values reflect the fact that the net investment return of the divisions of our
Separate Account is lower than the gross, after-tax return on the assets in the
Funds, as a result of expenses paid by the Funds and charges levied against the
divisions of our Separate Account. The illustrations also reflect the 4%
sales
charge deduction from each premium, the 2.5% premium tax deduction from
each premium and the $7.50 per month expense charge (for the first fifteen
years on a current basis) as well as current and guaranteed cost of insurance
charges.
The contract values shown assume daily investment advisory fees and operating expenses equivalent to an annual rate of .66% of the aggregate
average daily net assets of the Portfolios of the Funds (the average rate of the
Portfolios for December, 1995). The actual fees and expenses associated with
the contract may be more or less than .66% and will depend on how allocations
are made to each investment division. The contract values also take into account a daily charge to each division of Separate Account A for assuming
mortality and expense risks and administrative charges which is equivalent to a
charge at an annual rate of .90% (.50% after year 10 on a current basis)
of the
average net assets of the divisions of Separate Account A. After deductions of
these amounts, the illustrated gross investment rates of 0%, 6%, and
12%
correspond to approximate net annual rates of -1.56%, 4.44%, and 10.44%, respectively (-1.16%, 4.84%, 10.84% after year 10 on a current basis).
The hypothetical values shown in the tables do not reflect any charges for federal income taxes against Separate Account A since Midland is not currently making such charges. However, if, in the future, such charges are made, the gross annual investment rate of return would have to exceed the stated investment rates by a sufficient amount to cover the tax charges in order to produce the contract funds, cash surrender values, and death benefits illustrated.
The tables illustrate the contract values that would result based on hypothetical investment rates of return if premiums are paid in full at the beginning of each year and if no contract loans have been made. The values would vary from those shown if the assumed annual premium payments were paid in installments during a year. The values would also vary if the contract owner varied the amount or frequency of premium payments. The tables also assume that the contract owner has not requested an increase or decrease in Specified
Amount, that no withdrawals have been made and no withdrawal charges imposed, that no contract loans have been taken, and that no transfers have been made and no transfer charges imposed.

MIDLAND NATIONAL LIFE INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CONTRACT

DEATH BENEFIT OPTION 1	ASSUMED HYPOTHETICAL
GROSS
MALE PREFERRED NON-SMOKER ISSUE AGE 25	ANNUAL
RATE
OF RETURN: 0%
$100,000 INITIAL SPECIFIED AMOUNT 	ASSUMED ANNUAL
PREMIUM(1): $ 750
		PREMIUMS		ASSUMING CURRENT COSTS

		ASSUMING GUARANTEED COSTS
	END	ACCUMULATED
	OF	AT 5% INTEREST	CONTRACT	SURRENDER
	DEATH
	CONTRACT	SURRENDER	DEATH
	YEAR	PER YEAR	FUND(2)	VALUE(2)
	BENEFIT(2)
	FUND(2)	VALUE(2)	BENEFIT(2)
	 1	        788    	495	   19	      100,000	           447	   0	     100,000
	2 	      1,614    	982	  469	      100,000	           900	  387    	100,000
	3       	2,483  	1,462  	912      	100,000         	1,346  	796    	100,000
	4	       3,394  	1,936	1,348      	100,000         	1,786	1,198    	100,000
	5	       4,351	  2,402	1,777      	100,000         	2,220	1,595    	100,000

	6	       5,357  	2,862	2,199      	100,000         	2,648	1,985    	100,000
	7	       6,412	  3,304	2,603	      100,000	         3,069	2,369	    100,000
	8	       7,520	  3,739	3,001      	100,000         	3,474	2,736    	100,000
	9	       8,683  	4,168	3,392      	100,000         	3,872	3,097    	100,000
	10	      9,905  	4,590	3,777	      100,000         	4,253	3,440    	100,000

	11	     11,188  	5,028	4,319	      100,000	         4,630	3,921    	100,000
	12	     12,535	  5,460	4,868	      100,000	         4,989	4,397    	100,000
	13     	13,949	  5,877	5,415	      100,000	         5,333	4,870    	100,000
	14     	15,434  	6,279	5,960      	100,000	         5,660	5,341    	100,000
	15	     16,993	  6,654	6,495	      100,000	         5,972	5,812    	100,000

	16	     18,630  	7,104 7,104      	100,000	         6,257	6,257    	100,000
	17	     20,349	  7,539	7,539	      100,000	         6,528	6,528	    100,000
	18	     22,154	  7,947 7,947      	100,000	         6,772	6,772	    100,000
	19	     24,049	  8,330	8,330      	100,000	         6,992	6,992    	100,000
	20	     26,039	  8,688	8,688	      100,000	         7,187 7,187    	100,000

	21     	28,129	  9,031	9,031      	100,000         	7,357	7,357    	100,000
	22     	30,323	  9,360	9,360      	100,000         	7,503	7,503    	100,000
	23     	32,626  	9,676	9,676      	100,000         	7,615	7,615    	100,000
	24	     35,045	  9,979	9,979      	100,000         	7,703	7,703    	100,000
	25	     37,585 	10,268	10,268     	100,000	         7,757	7,757    	100,000

	30	     52,321	 11,322	11,322     	100,000         	7,317	7,317    	100,000

	35     	71,127 	11,683	11,683     	100,000         	5,133	5,133    	100,000

	40	     95,130 	10,757	10,757     	100,000             	0	    0	          0

ASSUMES A $750 PREMIUM IS PAID AT THE BEGINNING OF
EACH
CONTRACT YEAR. VALUES WOULD BE DIFFERENT IF
PREMIUMS
ARE PAID WITH A DIFFERENT FREQUENCY OR IN DIFFERENT
AMOUNTS.
ASSUMES THAT NO CONTRACT LOANS OR WITHDRAWALS
HAVE
BEEN MADE. ZERO VALUES INDICATE LAPSE IN THE
ABSENCE OF
AN ADDITIONAL PREMIUM PAYMENT.
THE HYPOTHETICAL INVESTMENT RATES OF RETURN
SHOWN
ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE
DEEMED
A REPRESENTATION OF PAST OR FUTURE INVESTMENT
RATES OF
RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE
MORE
OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A
NUMBER
OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS
BY THE
OWNER AND DIFFERENT INVESTMENT RATES OF RETURN
FOR
THE FUND SERIES. THE CONTRACT FUND, SURRENDER VALUE
AND DEATH BENEFIT FOR A CONTRACT WOULD BE DIFFERENT
FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF
RETURN AVERAGED OVER A PERIOD OF YEARS, BUT
FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR THE
INDIVIDUAL CONTRACT YEARS. NO REPRESENTATION CAN BE
MADE BY MIDLAND, THE SEPARATE ACCOUNT, OR THE FUND
THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE
ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD
OF TIME.

MIDLAND NATIONAL LIFE INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CONTRACT

DEATH BENEFIT OPTION 1	ASSUMED HYPOTHETICAL
GROSS
MALE PREFERRED NON-SMOKER ISSUE AGE 25	ANNUAL
RATE
OF RETURN: 6%
$100,000 INITIAL SPECIFIED AMOUNT 	ASSUMED ANNUAL
PREMIUM(1): $ 750
		PREMIUMS		ASSUMING CURRENT COSTS

		ASSUMING GUARANTEED COSTS
	END	ACCUMULATED
	OF	AT 5% INTEREST	CONTRACT	SURRENDER
	DEATH
	CONTRACT	SURRENDER	DEATH
	YEAR	PER YEAR	FUND(2)	VALUE(2)
	BENEFIT(2)
	FUND(2)	VALUE(2)	BENEFIT(2)
	1         	788	    530	    55	   100,000	  481 	   6	   100,000
	2	       1,614	  1,085   	572	   100,000  	997  	484   	100,000
	3	       2,483  	1,665 	1,114   	100,000	1,537 	 986   	100,000
	4	       3,394  	2,271 	1,683   	100,000	2,101 	1,513  	100,000
	5	       4,351  	2,904	 2,279   	100,000	2,691  2,066  	100,000

	6       	5,357  	3,567 	2,904   	100,000 3,308 	2,645  	100,000
	7       	6,412  	4,248 	3,547   	100,000	3,954 	3,253  	100,000
	8	       7,520  	4,960 	4,222   	100,000	4,617	 3,879  	100,000
	9	       8,683  	5,705 	4,929   	100,000	5,311 	4,536  	100,000
	10      	9,905  	6,483 	5,670   	100,000	6,026 	5,213  	100,000

	11	     11,188  	7,326 	6,617   	100,000	6,773 	6,064  	100,000
	12	     12,535  	8,210 	7,618   	100,000	7,543 	6,951  	100,000
	13	     13,949  	9,127 	8,664   	100,000	8,338 	7,876	  100,000
	14	     15,434 	10,078 	9,759   	100,000	9,159 	8,840  	100,000
	15     	16,993 	11,055	10,896   	100,000	10,007	9,847   100,000

	16	     18,630	 12,163	12,163   	100,000	10,872	10,872  100,000
	17	     20,349 	13,316	13,316   	100,000	11,767	11,767	 100,000
	18	     22,154 	14,505	14,505   	100,000	12,682	12,682	 100,000
	19	     24,049 	15,734	15,734	   100,000	13,620	13,620 	100,000
	20	     26,039 	17,005	17,005	   100,000 14,581 14,581 	100,000

	21	     28,129 	18,331	18,331   	100,000	15,567	15,567	 100,000
	22	     30,323 	19,715	19,715   	100,000	16,580	16,580	 100,000
	23	     32,626 	21,161	21,161   	100,000	17,612	17,612	 100,000
	24     	35,045 	22,671	22,671   	100,000	18,673	18,673 	100,000
	25	     37,585 	24,250	24,250   	100,000	19,757	19,757 	100,000

	30     	52,321 	33,145	33,145	   100,000	25,381	25,381 	100,000

	35     	71,127 	44,116	44,116	   100,000	31,038	31,038	 100,000

	40     	95,130  57,610 57,610   	100,000	35,997	35,997	 100,000

ASSUMES A $750 PREMIUM IS PAID AT THE BEGINNING OF
EACH
CONTRACT YEAR. VALUES WOULD BE DIFFERENT IF
PREMIUMS
ARE PAID WITH A DIFFERENT FREQUENCY OR IN DIFFERENT
AMOUNTS.
ASSUMES THAT NO CONTRACT LOANS OR WITHDRAWALS
HAVE
BEEN MADE. ZERO VALUES INDICATE LAPSE IN THE
ABSENCE OF
AN ADDITIONAL PREMIUM PAYMENT.
THE HYPOTHETICAL INVESTMENT RATES OF RETURN
SHOWN
ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE
DEEMED
A REPRESENTATION OF PAST OR FUTURE INVESTMENT
RATES OF
RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE
MORE
OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A
NUMBER
OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS
BY THE
OWNER AND DIFFERENT INVESTMENT RATES OF RETURN
FOR
THE FUND SERIES. THE CONTRACT FUND, SURRENDER
VALUE
AND DEATH BENEFIT FOR A CONTRACT WOULD BE
DIFFERENT
FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES
OF
RETURN AVERAGED OVER A PERIOD OF YEARS, BUT
FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR
THE
INDIVIDUAL CONTRACT YEARS. NO REPRESENTATION CAN
BE
MADE BY MIDLAND, THE SEPARATE ACCOUNT, OR THE
FUND
THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN
BE
ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY
PERIOD
OF TIME.

MIDLAND NATIONAL LIFE INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CONTRACT

DEATH BENEFIT OPTION 1	ASSUMED HYPOTHETICAL
GROSS
MALE PREFERRED NON-SMOKER ISSUE AGE 25	ANNUAL
RATE
OF RETURN: 12%
$100,000 INITIAL SPECIFIED AMOUNT 	ASSUMED ANNUAL
PREMIUM(1): $ 750
		PREMIUMS		ASSUMING CURRENT COSTS

		ASSUMING GUARANTEED COSTS
	END	ACCUMULATED
	OF	AT 5% INTEREST	CONTRACT	SURRENDER
	DEATH
	CONTRACT	SURRENDER	DEATH
	YEAR	PER YEAR	FUND(2)	VALUE(2)
	BENEFIT(2)
	FUND(2)	VALUE(2)	BENEFIT(2)
	1	  788	  566   	91 100,000  	516   	40 100,000
	2	1,614	1,192  	679	100,000 1,099  	586	100,000
	3	2,483	1,884	1,334	100,000	1,744	1,193	100,000
	4	3,394	2,649	2,061	100,000	2,457	1,869 100,000
	5	4,351	3,495	2,870	100,000	3,246	2,620	100,000

	6	5,357	4,430	3,767	100,000	4,118	3,455	100,000
	7	6,412	5,452	4,752	100,000	5,083	4,382	100,000
	8	7,520	6,582	5,844	100,000	6,138	5,400	100,000
	9	8,683	7,832	7,056	100,000	7,305	6,530	100,000
	10	9,905	9,213	8,400	100,000	8,584	7,772	100,000

	11	11,188	10,780	10,072	100,000	10,000	9,291	100,000
	12	12,535	12,519	11,927	100,000	11,554	10,962	100,000
	13	13,949	14,438	13,975	100,000	13,263	12,800	100,000
	14	15,434	16,557	16,238	100,000	15,143	14,824	100,000
	15	16,993	18,888	18,728	100,000	17,213	17,053	100,000

	16	18,630	21,561	21,561	100,000	19,483	19,483	100,000
	17	20,349	24,520	24,520	100,000	21,986	21,986	100,000
	18	22,154	27,787	27,787	100,000	24,738	24,738	100,000
	19	24,049	31,398	31,398	100,000	27,768	27,768	100,000
	20	26,039	35,393	35,393	100,000	31,105	31,105	100,000

	21	28,129	39,825	39,825	100,000	34,786	34,786	100,000
	22	30,323	44,744	44,744	100,000	38,850	38,850	100,000
	23	32,626	50,204	50,204	101,915	43,332	43,332 100,000
	24	35,045	56,254	56,254	110,820	48,289	48,289	100,000
	25	37,585	62,943	62,943	120,222	53,767	53,767	102,695

	30	52,321	108,601	108,601	170,504 90,569 	90,569	142,193

	35	71,127	184,397	184,397	247,091	149,876 	149,876	200,834

	40	95,130	309,964	309,964	378,156 245,225 245,225	299,174

ASSUMES A $750 PREMIUM IS PAID AT THE BEGINNING OF
EACH
CONTRACT YEAR. VALUES WOULD BE DIFFERENT IF
PREMIUMS
ARE PAID WITH A DIFFERENT FREQUENCY OR IN DIFFERENT
AMOUNTS.
ASSUMES THAT NO CONTRACT LOANS OR WITHDRAWALS
HAVE
BEEN MADE. ZERO VALUES INDICATE LAPSE IN THE
ABSENCE OF
AN ADDITIONAL PREMIUM PAYMENT.
THE HYPOTHETICAL INVESTMENT RATES OF RETURN
SHOWN
ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE
DEEMED
A REPRESENTATION OF PAST OR FUTURE INVESTMENT
RATES OF
RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE
MORE
OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A
NUMBER
OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS
BY THE
OWNER AND DIFFERENT INVESTMENT RATES OF RETURN
FOR
THE FUND SERIES. THE CONTRACT FUND, SURRENDER
VALUE
AND DEATH BENEFIT FOR A CONTRACT WOULD BE
DIFFERENT
FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES
OF
RETURN AVERAGED OVER A PERIOD OF YEARS, BUT
FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR
THE
INDIVIDUAL CONTRACT YEARS. NO REPRESENTATION CAN
BE
MADE BY MIDLAND, THE SEPARATE ACCOUNT, OR THE
FUND
THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN
BE
ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY
PERIOD
OF TIME.

MIDLAND NATIONAL LIFE INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CONTRACT

DEATH BENEFIT OPTION 1	ASSUMED HYPOTHETICAL
GROSS
MALE PREFERRED NON-SMOKER ISSUE AGE 40	ANNUAL
RATE
OF RETURN: 0%
$100,000 INITIAL SPECIFIED AMOUNT 	ASSUMED ANNUAL
PREMIUM(1): $1500
		PREMIUMS		ASSUMING CURRENT COSTS

		ASSUMING GUARANTEED COSTS
	END	ACCUMULATED
	OF	AT 5% INTEREST	CONTRACT	SURRENDER
	DEATH
	CONTRACT	SURRENDER	DEATH
	YEAR	PER YEAR	FUND(2)	VALUE(2)
	BENEFIT(2)
	FUND(2)	VALUE(2)	BENEFIT(2)
	1	1,575	1,115	  459	100,000	1,056  	400	100,000
	2	3,229	2,203	1,472	100,000	2,087	1,356	100,000
	3	4,965	3,253	2,447	100,000	3,081	2,275	100,000
	4	6,788	4,267	3,386	100,000	4,040	3,159	100,000
	5	8,703	5,244	4,288	100,000	4,964	4,008	100,000

	6	10,713	6,198	5,166	100,000	5,854	4,823 100,000
	7	12,824	7,128	6,022	100,000	6,711	5,605	100,000
	8	15,040	8,035	6,854	100,000	7,525	6,343	100,000
	9	17,367	8,920	7,664	100,000	8,307	7,051	100,000
	10	19,810	9,784	8,452	100,000	9,049	7,717	100,000

	11	22,376	10,659	9,487	100,000	9,739	8,567 	100,000
	12	25,069	11,496	10,508	100,000	10,379	9,392 	100,000
	13	27,898	12,305	11,527	100,000	10,971	10,193	100,000
	14	30,868	13,087	12,543	100,000	11,494	10,951	100,000
	15	33,986	13,843	13,570	100,000	11,961	11,688	100,000

	16	37,261	14,653	14,653	100,000	12,350	12,350	100,000
	17	40,699	15,438	15,438	100,000	12,665	12,665	100,000
	18	44,309	16,187	16,187	100,000	12,904	12,904	100,000
	19	48,099	16,902	16,902	100,000	13,050	13,050	100,000
	20	52,079	17,574	17,574	100,000	13,102	13,102	100,000

	21	56,258	18,203	18,203	100,000	13,051	13,051	100,000
	22	60,646	18,781	18,781	100,000	12,876	12,876	100,000
	23	65,253	19,289	19,289	100,000	12,556	12,556	100,000
	24	70,091	19,710	19,710	100,000	12,080	12,080	100,000
	25	75,170	20,034	20,034	100,000	11,424	11,424	100,000

	30	104,641	19,893	19,893	100,000	4,659 	4,659 100,000

	35	142,254	17,015	17,015	100,000    	0	     0 	     0

	40	190,260	9,921  	9,921 100,000    	0	     0 	     0

ASSUMES A $1500 PREMIUM IS PAID AT THE BEGINNING OF
EACH
CONTRACT YEAR. VALUES WOULD BE DIFFERENT IF
PREMIUMS
ARE PAID WITH A DIFFERENT FREQUENCY OR IN DIFFERENT
AMOUNTS.
ASSUMES THAT NO CONTRACT LOANS OR WITHDRAWALS
HAVE
BEEN MADE. ZERO VALUES INDICATE LAPSE IN THE
ABSENCE OF
AN ADDITIONAL PREMIUM PAYMENT.
THE HYPOTHETICAL INVESTMENT RATES OF RETURN
SHOWN
ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE
DEEMED
A REPRESENTATION OF PAST OR FUTURE INVESTMENT
RATES OF
RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE
MORE
OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A
NUMBER
OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS
BY THE
OWNER AND DIFFERENT INVESTMENT RATES OF RETURN
FOR
THE FUND SERIES. THE CONTRACT FUND, SURRENDER
VALUE
AND DEATH BENEFIT FOR A CONTRACT WOULD BE
DIFFERENT
FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES
OF
RETURN AVERAGED OVER A PERIOD OF YEARS, BUT
FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR
THE
INDIVIDUAL CONTRACT YEARS. NO REPRESENTATION CAN
BE
MADE BY MIDLAND, THE SEPARATE ACCOUNT, OR THE
FUND
THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN
BE
ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY
PERIOD
OF TIME.

MIDLAND NATIONAL LIFE INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CONTRACT

DEATH BENEFIT OPTION 1	ASSUMED HYPOTHETICAL
GROSS
MALE PREFERRED NON-SMOKER ISSUE AGE 40	ANNUAL
RATE
OF RETURN: 6%
$100,000 INITIAL SPECIFIED AMOUNT 	ASSUMED ANNUAL
PREMIUM(1): $1500
		PREMIUMS		ASSUMING CURRENT COSTS

		ASSUMING GUARANTEED COSTS
	END	ACCUMULATED
	OF	AT 5% INTEREST	CONTRACT	SURRENDER
	DEATH
	CONTRACT	SURRENDER	DEATH
	YEAR	PER YEAR	FUND(2)	VALUE(2)
	BENEFIT(2)
	FUND(2)	VALUE(2)	BENEFIT(2)
	1	1,575	1,191  	535	100,000	1,130	  474 	100,000
	2	3,229	2,425	1,693	100,000	2,301	1,570 	100,000
	3	4,965	3,692	2,886	100,000	3,503	2,697 	100,000
	4	6,788	4,995	4,114	100,000	4,739	3,858 	100,000
	5	8,703	6,336	5,380	100,000	6,011	5,055 	100,000

	6	10,713	7,730	6,698	100,000	7,320	6,289 	100,000
	7	12,824	9,178	8,071	100,000	8,670	7,564	100,000
	8	15,040	10,683	9,502	100,000	10,052	8,871	100,000
	9	17,367	12,249	10,993	100,000	11,479	10,223	100,000
	10	19,810	13,880	12,549	100,000	12,944	11,613	100,000

	11	22,376	15,628	14,456	100,000	14,439	13,267	100,000
	12	25,069	17,436	16,448	100,000	15,967	14,980	100,000
	13	27,898	19,319	18,541	100,000	17,531	16,753	100,000
	14	30,868	21,282	20,738	100,000	19,115	18,571	100,000
	15	33,986	23,329	23,056	100,000	20,731	20,458	100,000
 16 37,261 25,551	25,551 100,000 22,365 22,365 100,000
	17	40,699	27,873	27,873	100,000	24,020	24,020 100,000
	18	44,309	30,295	30,295	100,000	25,700	25,700	100,000
	19	48,099	32,822	32,822	100,000	27,391	27,391	100,000
	20	52,079	35,456	35,456	100,000	29,098	29,098	100,000

	21	56,258	38,203	38,203	100,000	30,816	30,816	100,000
	22	60,646	41,067	41,067	100,000	32,535	32,535	100,000
	23	65,253	44,042	44,042	100,000	34,242	34,242	100,000
	24	70,091	47,127	47,127	100,000	35,935	35,935	100,000
	25	75,170	50,330	50,330	100,000	37,605	37,605	100,000

	30	104,641	68,487	68,487	100,000	45,371 	45,371 	100,000

	35	142,254	92,468	92,468	100,000	50,790 	50,790 	100,000

	40	190,260	124,282 	124,282	130,496 49,726	49,726	100,000

ASSUMES A $1500 PREMIUM IS PAID AT THE BEGINNING OF
EACH
CONTRACT YEAR. VALUES WOULD BE DIFFERENT IF
PREMIUMS
ARE PAID WITH A DIFFERENT FREQUENCY OR IN DIFFERENT
AMOUNTS.
ASSUMES THAT NO CONTRACT LOANS OR WITHDRAWALS
HAVE
BEEN MADE. ZERO VALUES INDICATE LAPSE IN THE
ABSENCE OF
AN ADDITIONAL PREMIUM PAYMENT.
THE HYPOTHETICAL INVESTMENT RATES OF RETURN
SHOWN
ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE
DEEMED
A REPRESENTATION OF PAST OR FUTURE INVESTMENT
RATES OF
RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE
MORE
OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A
NUMBER
OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS
BY THE
OWNER AND DIFFERENT INVESTMENT RATES OF RETURN
FOR
THE FUND SERIES. THE CONTRACT FUND, SURRENDER
VALUE
AND DEATH BENEFIT FOR A CONTRACT WOULD BE
DIFFERENT
FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES
OF
RETURN AVERAGED OVER A PERIOD OF YEARS, BUT
FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR
THE
INDIVIDUAL CONTRACT YEARS. NO REPRESENTATION CAN
BE
MADE BY MIDLAND, THE SEPARATE ACCOUNT, OR THE
FUND
THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN
BE
ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY
PERIOD
OF TIME.

MIDLAND NATIONAL LIFE INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CONTRACT

DEATH BENEFIT OPTION 1	ASSUMED HYPOTHETICAL
GROSS
MALE PREFERRED NON-SMOKER ISSUE AGE 40	ANNUAL
RATE
OF RETURN: 12%
$100,000 INITIAL SPECIFIED AMOUNT 	ASSUMED ANNUAL
PREMIUM(1): $1500
		PREMIUMS		ASSUMING CURRENT COSTS

		ASSUMING GUARANTEED COSTS
	END	ACCUMULATED
	OF	AT 5% INTEREST	CONTRACT	SURRENDER
	DEATH
	CONTRACT	SURRENDER	DEATH
	YEAR	PER YEAR	FUND(2)	VALUE(2)
	BENEFIT(2)
	FUND(2)	VALUE(2)	BENEFIT(2)
	1	1,575	1,266  	610	100,000	1,204  	548	100,000
	2	3,229	2,655	1,924	100,000	2,524	1,793	100,000
	3	4,965	4,168	3,361	100,000	3,962	3,156	100,000
	4	6,788	5,818	4,936	100,000	5,530	4,649	100,000
	5	8,703	7,621	6,665	100,000	7,243	6,287	100,000

	6	10,713	9,606	8,575	100,000	9,118	8,087	100,000
	7	12,824	11,793	10,687	100,000	11,174	10,068	100,000
	8	15,040	14,205	13,024	100,000	13,419	12,238	100,000
	9	17,367	16,866	15,609	100,000	15,888	14,632	100,000
	10	19,810	19,803	18,472	100,000	18,595	17,263 	100,000

	11	22,376	23,122	21,950	100,000	21,558	20,386 	100,000
	12	25,069	26,785	25,798	100,000	24,808	23,821	100,000
	13	27,898	30,843	30,065	100,000	28,382	27,604	100,000
	14	30,868	35,342	34,799	100,000	32,300	31,756	100,000
	15	33,986	40,335	40,062	100,000	36,615	36,342 100,000

	16	37,261	45,969	45,969	100,000	41,362	41,362 	100,000
	17	40,699	52,231	52,231	100,000	46,600	46,600 	100,000
	18	44,309	59,191	59,191	100,000	52,392	52,392	100,000
	19	48,099	66,934	66,934	100,000	58,803	58,803	100,000
	20	52,079	75,552	75,552	101,240	65,919	65,919	100,000

	21	56,258	85,122	85,122	110,659	73,836	73,836 	100,000
	22	60,646	95,706	95,706	122,503	82,642	82,642	105,782
	23	65,253	107,404 	107,404	135,330	92,330 	92,330	116,336
	24	70,091	120,333 	120,333	149,212 	102,974 	102,974	127,688
	25	75,170	134,620 	134,620	164,236 	114,669	114,669	139,897

	30	104,641	231,810 	231,810	268,899 	192,654 	192,654	223,478

	35	142,254	392,937 	392,937	420,443	317,764 	317,764	340,008

	40	190,260	661,996 	661,996	695,096 	521,089 	521,089	547,143

ASSUMES A $1500 PREMIUM IS PAID AT THE BEGINNING OF
EACH
CONTRACT YEAR. VALUES WOULD BE DIFFERENT IF
PREMIUMS
ARE PAID WITH A DIFFERENT FREQUENCY OR IN DIFFERENT
AMOUNTS.
ASSUMES THAT NO CONTRACT LOANS OR WITHDRAWALS
HAVE
BEEN MADE. ZERO VALUES INDICATE LAPSE IN THE
ABSENCE OF
AN ADDITIONAL PREMIUM PAYMENT.
THE HYPOTHETICAL INVESTMENT RATES OF RETURN
SHOWN
ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE
DEEMED
A REPRESENTATION OF PAST OR FUTURE INVESTMENT
RATES OF
RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE
MORE
OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A
NUMBER
OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS
BY THE
OWNER AND DIFFERENT INVESTMENT RATES OF RETURN
FOR
THE FUND SERIES. THE CONTRACT FUND, SURRENDER
VALUE
AND DEATH BENEFIT FOR A CONTRACT WOULD BE
DIFFERENT
FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES
OF
RETURN AVERAGED OVER A PERIOD OF YEARS, BUT
FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR
THE
INDIVIDUAL CONTRACT YEARS. NO REPRESENTATION CAN
BE
MADE BY MIDLAND, THE SEPARATE ACCOUNT, OR THE
FUND
THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN
BE
ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY
PERIOD
OF TIME.


VARIABLE UNIVERSAL LIFE 3

                                    PART II


                          UNDERTAKING TO FILE REPORTS


     Subject to the terms and conditions of Section 15(d) of the Securi-

ties Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.


                              RULE 484 UNDERTAKING


    Insofar as indemnification for liability arising under the Securities

Act of 1933 may be permitted to directors, officers and controlling per-

sons of the registrant pursuant to the foregoing provisions, or other-

wise, the registrant has been advised that in the opinion of the Securi-

ties and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnifi-

cation by it is against public policy as expressed in the Act and will be governed by the final jurisdiction of such issue.

                    REPRESENTATIONS PURSUANT TO RULE 6e-3(T)


     This filing is made pursuant to Rule 6c-3 and 6e-3(T) under the

Investment Company Act of 1940.



    Registrant elects to be governed by Rule 6e-3(T)(b)(13)(i)(B) under the Investment Company Act of 1940 with respect to the Policies described in the Prospectus.



     Registrant makes the following representations:

     (1) Section 6d-3(T)(b)(13)(iii)(F) has been relied upon.

     (2) The level of the mortality and expense risk charge is within the range of industry practice for comparable flexible premium var-iable life insurance policies.

     (3) Registrant has concluded that there is a reasonable likelihood that the distribution financing arrangement of the Separate Account A will benefit the Separate Account A and
Contractowners
         and will keep and make available to the Commission on request a memorandum setting forth the basis for this representation.

     (4) The Separate Account A will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of the company, formulate and approve any plan under Rule 12b-1 to finance dis-tribution expense.

     The methodology used to support the representation made in paragraph

(2) above is based on an analysis of other policies registered under the

Securities Act of 1933, including the level of other expense charges,

uncertainties in terms of expense and mortality factors, and contract guarantees.  Registrant undertakes to keep and make available to the

Commission on request the documents used to support the representation in paragraph (2) above.

VUL3/VEUL
                      CONTENTS OF REGISTRATION STATEMENT
                      ----------------------------------

This Registration Statement comprises the following Papers and
Documents:

    The facing sheet.

    The prospectus consisting of 35 pages.

    The undertaking to file reports.

    Representations pursuant to Rule 6e-3(T).

    The signatures.

    Written consents of the following persons:

    (a)  Jack L. Briggs  *

    (b)  Messrs. Sutherland, Asbill & Brennan.  *

    (c)  Russell A. Evenson, FSA. *

    (d)  Coopers & Lybrand.  *

    The following exhibits:

1. The following exhibits correspond to those required by paragraph A of the instructions as to the exhibits in Form N-8B-2:

    (1)  Resolution of the Board of Directors of Midland National Life

         establishing the Separate Account A. *

    (2)  Not applicable.

    (3)  (a)  Principal Underwriting Agreement. *

         (b)  Selling Agreement. *

         (c)  Commission schedule. *
              --------------------

    (4)  Not applicable.

    (5)  Form of Contract. *
-----------------------
*        To be filed by amendment

    (6)  (a)  Articles of Incorporation of Midland National Life. *

         (b)  By-Laws of Midland National Life. *

    (7)  Not applicable.

    (8)  Participation Agreements for Fidelity Distributors Corporation/

         Variable Insurance Products Fund, and Variable Products Fund II.
*

    (9)  Not applicable.

   (10)  Application Form. *

   (11) Memorandum describing Midland National Life's issuance, transfer and redemption procedures for the Contract. *

2.  See Exhibit 1(5).
    ---

3.  Opinion and Consent of Jack L. Briggs. *

4.  No financial statements are omitted from the Prospectus pursuant to

    Instruction 1(b) or (c) or Part I.

 5. Not applicable.

6. Opinion and Consent of Russell A. Evenson, Senior Vice President and
Actuary

    of Midland National Life.   *

7.  Consent of Messrs. Sutherland, Asbill & Brennan. *

8.  Consent of Coopers & Lybrand.   *
-----------------------
*        To be filed by amendment

                             SIGNATURES
                             __________


    Pursuant to the requirements of the Securities Act of 1933, the registrant, Midland National Life Separate Account A, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Sioux Falls, South Dakota, on the __th day of October, 1996

                                  Midland National Life Separate Account A
                                  (Registrant)


   (Seal)                         By:  Midland National Life Insurance
                                       Company
                                       (Depositor)



Attest:_Jack_L._Briggs___________
By:_Michael_M._Masterson______________
                                             President

VUL3/VEUL

    Pursuant to the requirements of the Securities Act of 1933, Midland National Life Insurance Company has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Sioux Falls, South Dakota on the __th day of October, 1996

(Seal)                            Midland National Life Insurance Company



Attest:_Jack_L._Briggs___________
By:_Michael_M._Masterson______________
                                             President


    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following
Directors
    of Midland National Life Insurance Company in the capacities and on the dates indicated.

Signature                  Title                        Date
---------                  -----                        ----

John_C._Watson___________  Chairman of the Board,     October   ,
1996
John C. Watson             Chief Executive Officer

Michael_M._Masterson_____  Director, President        October   , 1996
Michael M. Masterson

William_D._Sims__________  Director, Senior Vice      October   ,
1996
William D. Sims            President

Russell_A._Evenson_______  Director, Senior Vice      October   ,
1996
Russell A. Evenson         President

John_J._Craig_II_________  Director, Senior Vice      October   , 1996
John J. Craig II           President (Principal
                           Financial Officer,
                           Principal Accountant)

_________________________  Director                   October   , 1996
Robert W. Korba

_________________________  Director                   October   , 1996
James N. Whitson


VUL3/VEUL